Exhibit 99.1

CONDENSED CONSOLIDATED BALANCE SHEETS

In accordance with IFRS at June 30, 2007 and December 31, 2006

In million EUR	June 30, 2007	December 31, 2006 *)
	(unaudited)	Adjusted
Assets
Investments general account	141,400	136,131
Investments for account of policyholders	141,914	135,537
Investments in associates	450	478
Deferred expenses and rebates	11,826	11,458
Other assets and receivables	18,736	18,065
Cash and cash equivalents	13,913	13,144

Total assets	328,239	314,813
Equity and liabilities
Shareholders’ equity	17,424	18,605
Other equity instruments	4,042	4,032
Minority interest	15	16

Group equity	21,481	22,653
Insurance contracts general account	90,082	89,194
Insurance contracts for account of policyholders	74,674	72,143
Investment contracts general account	38,432	36,618
Investment contracts for account of policyholders	67,659	64,097
Other liabilities	35,911	30,108

Total equity and liabilities	328,239	314,813

*)

Figures for 2006 differ from previous reported figures and have been adjusted to reflect the retrospective application of an accounting change relating to guarantees in the Netherlands as announced on July 4, 2007. For more information, see Note 1.1 below.

CONDENSED CONSOLIDATED INCOME STATEMENTS

In accordance with IFRS for the six months ended June 30, 2007 and June 30, 2006

In million EUR	Six months ended June 30,
	2007	2006 *)
	(unaudited)	(unaudited) Adjusted
Premium income	13,649	11,434
Investment income	5,176	5,222
Fee and commission income	937	792
Other revenues	5	10

Total revenues	19,767	17,458
Income from reinsurance ceded	841	776
Net fair value and foreign exchange gains	340	509
Net gains on investments	5,510	2,635
Other income	212	10

Total income	26,670	21,388
Benefits and expenses	22,781	16,224
Net fair value and foreign exchange losses	631	125
Net losses on investments and impairment charges	1,254	2,335
Interest charges and related fees	207	201
Other charges	181	1

Total charges	25,054	18,886
Share in net results of associates	17	13

Income before tax	1,633	2,515
Income tax	(271)	(593)

Net income attributable to equity holders of AEGON N.V.	1,362	1,922
Net income and dividend per common share
Basic earnings per share in EUR	0.76	1.13
Diluted earnings per share in EUR	0.76	1.13
Dividend per share in EUR	0.30	0.24

*)	As adjusted for the retrospective application of the accounting change. See Note 1.1 for more information.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

In accordance with IFRS for the six months ended June 30, 2007 and June 30, 2006

In million EUR	Six months ended June 30,
	2007	2006 *)
	(unaudited)	(unaudited) Adjusted
Cash flow from operating activities
Income before tax	1,633	2,515
Adjustments of non-cash items	(3,158)	44
Changes in accruals not reflected in income	11,520	2,213
Cash flow movements on operating items not reflected in income	(7,591)	(3,857)
Other	(136)	55

	2,268	970
Cash flow from investing activities
Purchase and disposal of intangible assets	(3)	(3)
Purchase and disposal of equipment	(19)	(14)
Purchase, disposal and dividends of subsidiaries and associates	(1,723)	(141)

	(1,745)	(158)
Cash flow from financing activities
Issuance and purchase of share capital/treasury shares	(282)	(96)
Dividends paid	(440)	(263)
Issuance, repayment and coupons of perpetuals	(111)	309
Issuance, repayment and finance interest on borrowings	1,320	(266)

	487	(316)
Net increase / (decrease) in cash and cash equivalents	1,010	496
Amounts paid in cash for:
Interest	230	273
Income tax	335	124

*)

As adjusted for the retrospective application of the accounting change. 2006 figures have also been adjusted for a change in presentation of cash flows from purchases and disposals of financial assets (excluding derivatives and financial assets through profit or loss). See Note 1.1 for more information.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In accordance with IFRS for the six months ended June 30, 2007 and June 30, 2006

In million EUR	Six months ended June 30,
	2007	2006 *)
	(unaudited)	(unaudited) Adjusted
Shareholders’ equity at January 1 – adjusted	18,605	18,715
Movements in foreign currency translation reserve	(254)	(954)
Movements in revaluation reserves	(1,364)	(2,138)

Net income recognized directly in equity	(1,618)	(3,092)
Net income recognized in the income statement	1,362	1,922

Total recognized net income for the period	(256)	(1,170)
Dividend paid on ordinary shares	(355)	(183)
Preferred dividend	(85)	(80)
Repurchased and sold own shares	(282)	(96)
Coupons on perpetuals (net of tax)	(83)	(63)
Other changes	(120)	(73)

Shareholders’ equity at end of period	17,424	17,050

*)	As adjusted for the retrospective application of the accounting change. See Note 1.1 for more information.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF AEGON GROUP (UNAUDITED)

In million EUR, unless otherwise stated

1.1 Basis of presentation

AEGON N.V. is also referred to as AEGON or the Group.

The unaudited condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as adopted by the European Union (IFRS), which for AEGON is equal to IFRS as published by the IASB. The accounting principles of IFRS differ in certain respects from US GAAP. For a full discussion of the relevant significant accounting and valuation differences between IFRS and US GAAP refer to notes 18.55 to the consolidated financial statements and footnotes thereto as included in the Form 6-K furnished to the SEC on September 12, 2007.

Certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted, but all adjustments (consisting of normal recurring accruals), which in the opinion of management are necessary for a fair presentation of these interim financial statements are included.

Net income for the six months ended June 30, 2007 is not necessarily indicative of the results that may be expected for the year ending December 31, 2007. These unaudited condensed consolidated financial statements should be read in conjunction with AEGON’s 2006 audited annual financial statements. For further information, refer to the consolidated financial statements and footnotes thereto as included in the Form 6-K furnished to the SEC on September 12, 2007.

Changes in accounting principles

As of January 1, 2007, the following changes of accounting principles were adopted:

•	Accounting for minimum guarantees by AEGON The Netherlands

•	SOP 05-1

•	Change in secondary segment reporting

For the purpose of comparison, the reported 2006 results have been adjusted throughout this Form 6-K to reflect the above changes in accounting principles to the 2006 reported results. In the analyses below details of the accounting changes and the change on shareholders’ equity and net income are summarized.

a. Accounting for minimum guarantees by AEGON The Netherlands

In the second quarter of 2007, AEGON changed the accounting principles it uses to value minimum interest rate guarantees related to insurance products offered by AEGON The Netherlands, including group pension contracts and traditional products. As allowed by IFRS 4 Insurance Contracts, the Group values its insurance contracts in accordance with the accounting principles that were applied prior to the transition to IFRS. The assets and liabilities relating to insurance contracts issued in the Netherlands are accounted for in accordance with Dutch Accounting Principles (DAP). In December 2006, new guidelines, related to the valuation of guarantees as part of the mandatory liability adequacy test were published with additional interpretation issued early 2007. These guidelines, which are part of DAP, require that minimum guarantees need to be valued explicitly rather than implicitly, whereas previously there was a choice between the alternative treatments. As is allowed under DAP, AEGON adopted this guideline retrospectively in its primarily accounting for insurance liabilities.

Starting with the second quarter of 2007, AEGON The Netherlands valued the guarantees at fair value. Changes in the fair value are recognized in AEGON’s income statement. Prior to the second quarter of 2007, guarantees embedded in the group pension contracts were valued applying a corridor approach. Changes in the provision, if outside the corridor, were reflected in operating earnings. The guarantees embedded in traditional products were not valued explicitly, but were considered in the quarterly liability adequacy test.

The change in accounting for the guarantee will ensure AEGON’s financial statements better reflect the economic matching of its assets and liabilities. AEGON The Netherlands initiated a program to hedge its interest rate risks in connection with these guarantees. The implementation of this program was completed by the end of 2006. Derivative instruments used to hedge these interest rate risks are carried at fair value. Any changes in the fair value are recognized in AEGON’s quarterly income statements. Similarly, changes in the fair value of the guarantees will be reflected in AEGON’s quarterly income statement. AEGON believes that this change in accounting principles will increase the transparency of its financial results and should enhance the ability of investors, analysts and other interested parties to judge the performance of its business. The change in accounting principles applies only to AEGON The Netherlands and does not impact other country units. AEGON has decided to make this change following new guidance from the Dutch supervisory authorities on the valuation of guarantees.

The impact of the change in accounting principles, which AEGON has applied retrospectively, is shown in the table below (in EUR million, except per share data):

	Six months ended June 30,
	2007	2006
Net income – reported	989	1,294
Effect of change in accounting principles	373	628

Net income – adjusted	1,362	1,922
Impact on net income and net income fully diluted per share, in EUR	0.24	0.40
Net income and net income fully diluted per share – adjusted, in EUR	0.76	1.13

	December 31, 2006	January 1, 2006
Shareholders’ equity - reported	19,137	19,276
Effect of change in accounting principles	(532)	(561)

Shareholders’ equity - adjusted	18,605	18,715

The change in accounting principle impacts the following financial statements lines: Insurance contracts (for the account of policyholders), Deferred tax liabilities, Policyholder claims and benefits, Net fair value and foreign exchange gains, Net gains on investments and Income tax and related items in the consolidated cash flow statement.

b. SOP 05-1

As allowed by IFRS 4 Insurance Contracts, the Group values its insurance contracts in accordance with the accounting principles that were applied prior to the transition to IFRS. The assets and liabilities relating to insurance contracts issued in the United States and Canada are accounted for in accordance with United Stated Generally Accepted Accounting Principles (US GAAP).

On September 19, 2005, the American Institute of Certified Public Accountants (AICPA) released SOP 05-1 Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts. This SOP provides guidance on the accounting for replacements of one contract by another. Depending on whether certain conditions are met, the replacement is accounted for as either an extinguishment or as a continuation of the replaced contract. The classification affects the accounting for unamortized deferred policy acquisition costs (DPAC), unearned revenue liabilities and deferred sales inducement assets from the replaced contract. The Group has prospectively adopted SOP 05-1 for insurance contracts issued in the United States and Canada effective January 1, 2007. The adoption of SOP 05-1 is expected to result in an immaterial increase in DAC amortization in future years. The actual impact will depend on policy modification activity as well as any possible exchange programs implemented in the future.

AEGON adopted SOP 05-1 effective January 1, 2007, resulting in a EUR 26 million charge, net of taxes, as the cumulative effect of adoption of this accounting principle on our IFRS equity.

c. Change in secondary segment reporting

AEGON’s primary format for segment reporting is by geographical area, which is consistent with the Group’s management and internal reporting structure. The following segments have been established: Americas, the Netherlands, United Kingdom, Other countries, and Holdings and other activities.

Until January 1, 2007, AEGON’s secondary format for segment reporting was based on product characteristics, such as traditional life and fixed annuities. As of 2007, AEGON introduced a new line of business format (LOB) as secondary segment format. The new LOB reporting format more closely aligns with the way AEGON’s businesses are managed, whilst at the same time, highlights the performance of the key product groups (pensions, life insurance and investment products) and thereby provides an increased insight in the risks and returns of AEGON’s business activities.

The following lines have been established:

•	Life and protection, which includes products with mortality, morbidity and longevity risks.

•	Individual savings and retirement products, which include products with no or insignificant longevity risk, primarily fixed and variable annuity products sold by AEGON Americas.

•

Pensions and asset management, which includes both individual and group pension business and 401(k) and similar products, typically sponsored by or obtained through an employer. It comprises products in the accumulation phase as well as in the pay-out phase. In addition, asset management services provided to third parties are included in this line.

•

Institutional products, which includes earnings from spread-based products like Guaranteed Investment Contracts (GICs) and funding agreements sold by AEGON Americas which are marketed to institutional clients such as pension funds, retirement plans, college savings plans, money market funds. This line also includes synthetic GIC products and bank- or corporate-owned life insurance (BOLI/COLI).

•	Reinsurance, which includes earnings on reinsurance business assumed from direct writers.

•	Distribution, which includes commissions earned by independent financial advisors.

•	General insurance, which includes mainly automotive insurance, liability insurance, household insurance and fire protection.

•	Other is used to report any items which cannot be directly allocated to a specific line of business.

•	Interest charges and other includes funding interest expenses and holding expenses. No changes have been made to what was previously reported in this line.

Change in accounting estimate

Starting in the first six months of 2007 AEGON The Netherlands refined its method of calculating the fair value of the guarantees included in its unit-linked products in order to align these calculations with the calculations introduced for the group pension contracts and traditional products of AEGON The Netherlands. This change in accounting estimate has been applied prospectively. The cumulative impact on net income recognized in the first six months of 2007 amounts to EUR 135 million negative and is reported as part of Other charges.

Foreign currency

a. Translation of foreign currency transactions

A group entity prepares its financial statements in the currency of the primary environment in which it operates. Transactions in foreign currencies are translated to the functional currency using the exchange rates prevailing at the date of the transaction.

At the balance sheet date monetary assets and monetary liabilities are translated at the prevailing exchange rate. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction, whilst assets carried at fair value are translated at the exchange rate when the fair value was determined.

Exchange differences on monetary items are recognized in the income statement when they arise, except when they are deferred in equity as a result of a qualifying cash flow or net investment hedge. Exchange differences on non-monetary items are recognized in equity or the income statement, consistently with other gains and losses on these items.

b. Translation of foreign currency operations

On consolidation, the financial statements of group entities with a foreign functional currency are translated to euro, the currency in which the consolidated financial statements are presented. Assets and liabilities are translated at the closing rates on the balance sheet date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are translated at the closing rates on the balance sheet date.

The resulting exchange differences are recognized in the ‘foreign currency translation reserve’, which is part of equity. On disposal of a foreign entity the related cumulative exchange differences included in the reserve are recognized in the income statement.

The most important euro closing rates are:

	June 30, 2007	December 31, 2006
U.S. Dollar (USD)	1.3505	1.3170
Pound Sterling (GBP)	0.6740	0.6715
Canadian Dollar (CAD)	1.4245	1.5281
Hungarian Forint (HUF)	246.1500	251.7700

Other

AEGON Funding Corp. (AFC) is an indirect wholly owned subsidiary of AEGON that was established as a financing vehicle to raise funds for the U.S. subsidiaries of AEGON. AFC has been fully consolidated in the financial statements of AEGON under IFRS. If AFC issues debt securities, AEGON will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of AEGON and will rank equally with all other unsecured and unsubordinated obligations of AEGON. The guarantees of subordinated debt securities will constitute an unsecured obligation of AEGON and will be subordinate in right of payment to all senior indebtedness of AEGON.

AEGON is subject to legal restrictions on the amount of dividends it can pay to its shareholders. Under Dutch law the amount that is available to pay dividends consists of total shareholders’ equity less the issued and outstanding capital and less the reserves required by law. At June 30, 2007 the issued and outstanding capital is EUR 256 million, the reserves required by law amount to EUR 683 million, and EUR 16,485 million is available for dividends. However, certain of AEGON’s subsidiaries, principally insurance companies, are subject to restrictions on the amount of funds they may transfer in the form of cash dividends or otherwise to their parent companies. Insurance subsidiaries in the United States are subject to prior approval by statutory authorities for certain payments of dividends to AEGON that exceed specified limits. These insurance subsidiaries are also subject to risk based capital standards, established by the National Association of Insurance Commissioners, which prescribes required capital levels and may restrict the amount of dividends that can be paid. Under the Financial Supervision Act in the Netherlands, life insurance companies are required to maintain equity of approximately 5% of general account technical provisions and, in case of no interest guarantee, of approximately 1% of technical provisions with investments for the account of policyholders. While management does not believe such restrictions on AEGON’s subsidiaries will affect its ability to pay dividends in the future, there can be no assurance that these restrictions will not limit or prevent AEGON from doing so.

1.2 Recently issued IFRS accounting standards

1.2.1 Adoption of new IFRS accounting standards

New standards become effective on the date specified by IFRS, but may allow companies to opt for an earlier adoption date. In 2007, the Group has adopted the following relevant standards and interpretations of the International Financial Reporting Interpretations Committee (IFRIC):

•	IFRS 7 Financial instruments: Disclosures

•	The amendments to IAS 1 Capital disclosures

•	The amendments to the guidance on implementation of IFRS 4 Insurance contracts

•	IFRIC 8 Scope IFRS 2 Share-based payments

•	IFRIC 9 Reassessment of embedded derivatives

•	IFRIC 10 Interim financial reporting and impairment.

The adoption of these standards and interpretations did not have an impact on equity or net income.

IFRS 7, the related amendments to IAS 1 and the implementation guidance to IFRS 4 affect the disclosures on financial instruments, insurance contracts and capital provided in the Group’s consolidated financial statements.

IFRIC 8 clarifies that IFRS 2 Share-based payment applies to all transactions in which an entity receives non-financial assets or services as consideration for the issue of its equity instruments, even where nil consideration seems to be received.

IFRIC 9 provides additional guidance to the principle in IAS 39 to assess whether a contract contains embedded derivatives that require bifurcation when the company first becomes a party to the contract. IFRIC 9 requires an additional assessment to be performed when there is a change in the terms of the contract that significantly modifies the contract’s cash flows. The interpretation prohibits subsequent reassessments to be performed in other instances, with the exception of business combinations for which a scope exclusion is made. IFRIC 9 is consistent with the Group’s current policy on the reassessment of embedded derivatives. Therefore, there has been no impact on equity or net income.

IFRIC 10 prohibits entities from reversing impairment losses recognized in previous interim periods in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

1.2.2 Future adoption of new IFRS accounting standards

The following standards and interpretations will be applied in the coming years:

•	IFRS 8 Operating segments

•	Amendments to IAS 23 Borrowing costs

•	IFRIC 12 Service concession arrangements

•	IFRIC 13 Customer loyalty programmes

•	IFRIC 14 IAS 19 – The limit on a defined benefit asset, minimum funding requirements and their interlocation

The IASB issued IFRS 8 as part of the convergence project with the US Financial Accounting Standards Board. This new standard replaces IAS 14 Segment reporting and adopts a management approach to segment reporting as required in SFAS 131 Disclosures about segments of an enterprise and related information. Currently the EU has not yet endorsed IFRS 8. AEGON intends to early adopt IFRS 8 once endorsed by the EU. The adoption of IFRS 8 only impacts the segmental disclosures and therefore will not have an impact on equity or net income.

The amendments to IAS 23 remove the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The adoption of the amendment will not impact equity or net income as AEGON’s accounting policy is to capitalize borrowing costs.

IFRIC 12 applies to service concessions whereby a public service grants a contract to a private sector entity for the supply of infrastructure or other public services. It addresses how these service concession operators should account for the obligations they undertake and rights they receive. IFRIC 13 addresses accounting by entities that grant loyalty award credits (such as ‘points’ or travel miles) to customers who buy other goods or services. Both interpretations have a required adoption date of January 1, 2008. Neither is expected to have a material impact on equity or net income.

IFRIC 14 provides general guidance on how to assess the limit in IAS 19 Employee Benefits on the amount of the surplus that can be recognized as an asset in case of a surplus in the funding. It also explains how the pension asset or liability may be affected when there is a statutory or contractual minimum funding requirement. IFRIC 14 has a required adoption date of January 1, 2008. AEGON is currently assessing the impact of this interpretation on equity and net income.

1.3 Earnings per share

The Financial Accounting Standard Board’s (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 128 “Earnings Per Share” (EPS) requires dual presentation of basic EPS and diluted EPS for entities with complex capital structures. Basic EPS excludes dilution and is computed by dividing income available to common shareholders, after deduction of dividends on the preferred shares, by the weighted average number of common shares (EUR 0.12 par value) outstanding. Diluted EPS is computed based on the weighted average number of common shares outstanding during the year, plus dilutive potential common shares considered outstanding during the year (treasury stock method). The weighted average number of common shares has been adjusted retroactively for all periods presented, to reflect stock dividends.

	Six months ended June 30,
	2007	2006
	(unaudited)	(unaudited)
Net income per share, based on US GAAP (in EUR)
Basic	0.25	0.52
Diluted	0.25	0.52

Per share amounts for net income are calculated using (1) an earnings per common share basic calculation and (2) an earnings per common share-assuming dilution calculation. A reconciliation of the factors used in the two calculations and between the IFRS and US accounting basis is as follows:

	Six months ended June 30,
	2007	2006
	(unaudited)	(unaudited)
Numerator:
IFRS:
Net income	1,362	1,922
Less: dividends on preferred shares	(85)	(80)
Less: coupons on perpetuals	(83)	(63)

Net income used in basic and diluted calculation	1,194	1,779
US GAAP:
Net income on IFRS used in basic and diluted calculation	1,195	1,779
US GAAP adjustments to net income	(878)	(1,028)
Coupons on perpetuals	83	63

Net income on US GAAP used in basic and diluted calculation	400	814

Denominator: (number of shares, in millions)
Weighted average shares, as used in basic calculation	1,580	1,575
Addition for stock options outstanding during the year	2	1
Weighted average shares, as used in diluted calculation	1,582	1,576

1.4 Business segment information

As AEGON’s risks and rates of return are predominantly affected by the fact that it operates in different countries, the primary basis for segment reporting is geographical segments. Geographical segments are defined based on the location of assets. Secondary segment information is reported for groups of related products – see Note 1.1 for the change in accounting principle adopted as of January 1, 2007, which has been retrospectively applied in this Report.

AEGON has the following reportable geographical segments: Americas, the Netherlands, United Kingdom and Other countries, which include Hungary, Spain, Taiwan and other smaller units. Crucial differences exist in local markets and for this reason AEGON emphasizes a decentralized organization structure. The operating companies market their own, unique products using tailored distribution channels. AEGON’s core business is life insurance, pension and related savings and investment products. AEGON is also active in accident and health insurance, property and casualty insurance and limited banking activities.

AEGON evaluates performance and allocates resources based on income before interest charges and taxes determined in accordance with IFRS. The accounting policies of the reportable segments are the same as those used for the consolidated financial statements.

CONSOLIDATED

In million EUR	Six months ended June 30,
	2007	2006*)
		Adjusted
By secondary segment
Life and protection	610	788
Individual savings and retirement products	299	328
Pensions and asset management	263	1,113
Institutional products	188	187
Reinsurance	75	97
Distribution	19	4
General insurance	17	34
Interest charges and Other	(105)	(146)
Share in net results of associates	17	13

Operating earnings before tax	1,383	2,418
Gains/(losses) on investments	193	113
Impairment (charges)/reversals	3	(25)
Other income/(charges)	54	9

Income before tax	1,633	2,515
Income tax	(271)	(593)
Minority interest	0	0

Net income	1,362	1,922

Operating earnings before tax geographically
Americas	1,079	1,118
The Netherlands	207	1,317
United Kingdom	137	109
Other countries	65	19
Holding and other activities	(104)	(138)
Eliminations	(1)	(7)

Operating earnings before tax	1,383	2,418

*)

2006 information has been adjusted to reflect the change in accounting principles, the change in definition of operating earnings to include our share in the net results of associates and a new line of business format. See Note 1.1 for more information.

In million EUR	Six months ended June 30,
	2007	2006
Revenues
Total life insurance gross premiums	12,196	9,926
Accident and health insurance	1,132	1,188
General insurance	321	320

Total gross premiums	13,649	11,434
Investment income	5,176	5,222
Fee and commission income	937	792
Other revenues	5	10

Total revenues	19,767	17,458

Revenues geographically
America	7,792	7,792
The Netherlands	3,521	3,461
United Kingdom	7,075	5,181
Other Countries	1,345	995
Holding and other activities	111	78
Eliminations	(77)	(49)

Total revenues	19,767	17,458

AMERICAS

In million EUR	Six months ended June 30,
	2007	2006 *)
		Adjusted
By secondary segment
Life	274	289
Accident and health	180	167

Life and protection	454	456
Fixed annuities	184	199
Variable annuities	95	112
Retail mutual funds	9	2

Individual savings and retirement products	288	313
Pensions and asset management	74	65
Institutional guaranteed products	164	158
BOLI / COLI	24	29

Institutional products	188	187
Reinsurance	75	97

Operating earnings before tax	1,079	1,118
Gains/(losses) on investments	136	(97)
Impairment (charges)/reversals	4	(21)

Income before tax	1,219	1,000
Income tax	(351)	(281)
Minority interest	0	0

Net income	868	719

Revenues
Life insurance gross premiums	3,506	3,375
Accident and health insurance	952	1,023

Total gross premiums	4,458	4,398
Investment income	2,797	2,918
Fee and commission income	537	476

Total revenues	7,792	7,792

*)	2006 information has been adjusted to reflect a new line of business format. See Note 1.1 for more information.

THE NETHERLANDS

In million EUR	Six months ended June 30,
	2007	2006 *)
		Adjusted
By secondary segment
Life	87	302
Accident and health	19	17

Life and protection	106	319
Individual savings and retirement products	11	16
Pensions and asset management	76	950
Distribution	16	12
General insurance	(3)	17
Share in net results of associates	1	3

Operating earnings before tax	207	1,317
Gains/(losses) on investments	122	185
Impairment (charges)/reversals	(1)	(4)
Other income/(charges)	31	—

Income before tax	359	1,498
Income tax	35	(333)

Net income	394	1,165

Revenues
Life insurance gross premiums	1,930	1,922
Accident and health insurance	138	125
General insurance	253	255

Total gross premiums	2,321	2,302
Investment income	982	983
Fee and commission income	218	176

Total revenues	3,521	3,461

*)

2006 information has been adjusted to reflect the retrospective application of the change in accounting principles relating to guarantees in the Netherlands, the change in definition of operating earnings to include our share in the net results of associates and a new line of business format. See Note 1.1 for more information.

UK

In million EUR	Six months ended June 30,
	2007	2006 *)
		Adjusted
By secondary segment
Life and protection	30	6
Pensions and asset management	104	111
Distribution	3	(8)

Operating earnings before tax	137	109
Gains/(losses) on investments	(8)	(3)
Impairment (charges)/reversals	0	(1)
Other income/(charges) [1]	23	16

Income before tax	152	121
Income tax attributable to policyholder return	(23)	0

Income before income tax on shareholders return	129	121
Income tax on shareholders return	22	(12)

Net income	151	109

Revenues
Life insurance gross premiums	5,672	3,845
Investment income	1,253	1,215
Fee and commission income	150	121

Total revenues	7,075	5,181

*)	2006 information has been adjusted to reflect a new line of business format. See Note 1.1 for more information.

[1]

Included in other non-operating income/(charges) are charges made to policyholders with respect to income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

OTHER COUNTRIES

In million EUR	Six months ended June 30,
	2007	2006 *)
		Adjusted
By secondary segment
Life	18	5
Accident and health	2	2

Life and protection	20	7
Saving products	(1)	(2)
Mutual funds	1	1

Individual savings and retirement products	0	(1)
Pension and asset management	9	(13)
General insurance	20	17
Other	0	(1)
Share in net results of associates	16	10

Operating earnings before tax	65	19
Gains/(losses) on investments	5	15
Other income/(charges)	0	(1)

Income before tax	70	33
Income tax	(35)	(9)

Net income	35	24

Revenues
Total life insurance gross premiums	1,088	785
Accident and health insurance	42	40
General insurance	68	65

Total gross premiums	1,198	890
Investment income	114	87
Fee and commission income	32	17
Other revenues	1	1

Total revenues	1,345	995

*)

2006 information has been adjusted to reflect the change in definition of operating earnings to include our share in the net results of associates and a new line of business format. See Note 1.1 for more information.

INVESTMENTS, ASSETS AND CAPITAL GEOGRAPHICALLY

In million EUR

At June 30, 2007	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities and eliminations	Total
Investments
Shares	2,032	5,602	72	164	61	7,931
Bonds	74,558	18,512	4,802	4,027	22	101,921
Loans	13,275	8,498	7	469	0	22,249
Other financial assets	6,409	41	0	96	0	6,546
Investments in real estate	534	1,907	0	0	0	2,441
Real estate held for own use	159	102	0	36	15	312

Investments general account	96,967	34,662	4,881	4,792	98	141,400
Shares	0	10,412	35,085	179	(28)	45,648
Bonds	0	10,384	19,823	277	0	30,484
Separate accounts and investment funds	50,222	0	3,147	1,912	0	55,281
Other financial assets	0	1,065	6,204	40	0	7,309
Investments in real estate	0	0	3,042	0	0	3,042
Real estate held for own use	0	0	150	0	0	150

Investments for account of policyholders	50,222	21,861	67,451	2,408	(28)	141,914
Investments on balance sheet	147,189	56,523	72,332	7,200	70	283,314
Off balance sheet investments third parties	74,453	13,031	3,920	3,205	0	94,609

Total revenue generating investments	221,642	69,554	76,252	10,405	70	377,923

Investments
Available-for-sale	75,837	22,229	4,804	2,467	92	105,429
Loans	13,275	8,498	7	469	0	22,249
Held-to-maturity	0	0	0	1,782	0	1,782
Financial assets at fair value through profit or loss	57,384	23,787	64,329	2,446	(37)	147,909
Investments in real estate	534	1,907	3,042	0	0	5,483
Real estate held for own use	159	102	150	36	15	462

Total investments on balance sheet	147,189	56,523	72,332	7,200	70	283,314

Assets and capital
Assets business units	170,622	68,001	79,240	8,651		326,514
Other assets						1,725

Total assets on balance sheet						328,239
Capital in units	14,400	3,995	3,231	1,384		23,010
Total capital base						23,275
Other net liabilities						(265)

Total						23,010

INVESTMENTS, ASSETS AND CAPITAL GEOGRAPHICALLY (continued)

In million EUR

At December 31, 2006	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities and eliminations	Total
Investments
Shares	2,135	5,451	73	106	(20)	7,745
Bonds	74,571	14,811	4,335	3,815	22	97,554
Loans	13,154	7,112	0	339	0	20,605
Other financial assets	7,574	42	0	55	0	7,671
Investments in real estate	374	1,869	0	0	0	2,243
Real estate held for own use	165	97	0	37	14	313

Investments general account	97,973	29,382	4,408	4,352	16	136,131
Shares	0	10,208	34,376	152	(20)	44,716
Bonds	0	9,451	20,742	181	0	30,374
Separate accounts and investment funds	48,187	0	2,395	1,292	0	51,874
Other financial assets	0	1,066	5,009	21	0	6,096
Investments in real estate	0	0	2,327	0	0	2,327
Real estate held for own use	0	0	150	0	0	150

Investments for account of policyholders	48,187	20,725	64,999	1,646	(20)	135,537
Investments on balance sheet	146,160	50,107	69,407	5,998	(4)	271,668
Off balance sheet investments third parties	71,835	13,863	3,301	1,984	0	90,983

Total revenue generating investments	217,995	63,970	72,708	7,982	(4)	362,651

Investments
Available-for-sale	76,994	18,174	4,315	2,394	18	101,895
Loans	13,154	7,112	0	339	0	20,605
Held-to-maturity	0	0	0	1,527	0	1,527
Financial assets at fair value through profit or loss	55,473	22,855	62,615	1,701	(36)	142,608
Investments in real estate	374	1,869	2,327	0	0	4,570
Real estate held for own use	165	97	150	37	14	463

Total investments on balance sheet	146,160	50,107	69,407	5,998	(4)	271,668

Assets and capital
Assets business units	169,039	59,229	75,912	7,554		311,734
Other assets						3,079

Total assets on balance sheet						314,813
Capital in units	15,016	4,235	3,403	1,336		23,990
Total capital base						24,283
Other net liabilities						(293)

Total						23,990

1.5 Pension and other post-retirement benefit plans

The net periodic pension costs for the defined benefit plans for the six months periods ended June 30, 2007 and June 30, 2006 were the following:

Defined benefit expenses

In million EUR	Retirement benefit plans 2007	Other post- employment benefit plans 2007	Total 2007	Retirement benefit plans 2006	Other post- employment benefit plans 2006	Total 2006
Current year service costs	46	2	48	49	2	51
Interest cost	112	7	119	102	6	108
Expected return on plan assets	(99)	—	(99)	(92)	—	(92)
Actuarial gain (loss)	2	—	2	3	(14)	(11)
Prior service cost (credit)	1	—	1	—	—	—

Total defined benefit expenses	62	9	71	62	(6)	56

1.6 Recently issued US GAAP accounting standards

i Adoption of new US GAAP accounting policies

Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”)

In September 2005, the Accounting Standards Executive Committee (“AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued SOP 05-1. SOP 05-1 addresses the accounting for Deferred Acquisition Costs (“DAC”) on internal replacements other than those described in SFAS 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”. An internal replacement is defined by SOP 05-1 as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract are accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract are accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. In addition, in February 2007, the AICPA issued related Technical Practice Aids (“TPAs”) to provide further clarification of SOP 05-1. The TPAs became effective concurrently with the adoption of SOP 05-1.

AEGON adopted SOP 05-1 effective January 1, 2007, resulting in a EUR 26 million charge, net of taxes, as the cumulative effect of adoption of this accounting principle on our IFRS equity, which was recorded as a reduction to retained earnings. The additional impact on US GAAP equity at January 1, 2007 amounted to a charge of EUR 4 million.

FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS 109” (“FIN 48”)

In June 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes and applies to all tax positions accounted for in accordance with SFAS 109, “Accounting for Income Taxes.” FIN 48 provides criteria which an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. The evaluation is a two-step process. The recognition step determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority, based upon the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance was applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold were recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold will be recognized in the first subsequent financial reporting period in which that threshold is met. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits, including accrued interest and penalties, and uncertain tax positions where the estimate of the tax benefit may change significantly in the next twelve months.

Upon adoption of FIN 48 on January 1, 2007 the differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption are accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. As a result of the adoption, AEGON recognized a EUR 24 million increase in the liability for unrecognized tax benefits and accrued interest liability and a corresponding decrease in the January 1, 2007 balance of retained earnings.

Based on IFRS the total amount of unrecognized tax benefits as of January 1, 2007 was EUR 278 million all of which, if recognized, would impact the effective tax rate. AEGON had EUR 22 million of accrued interest included within other liabilities as of January 1, 2007. AEGON does not believe it would be subject to any penalties in any open tax years and, therefore, has not booked any such amounts. AEGON classifies interest and/or penalties that are deductible for tax as interest/costs and interest and/or penalties that are not deductible for tax purposes as income tax.

The Company and its subsidiaries file income tax returns in different tax jurisdictions. Open tax years by major jurisdictions:

•	AEGON USA’s Federal income tax returns for 2001 through 2006 remain subject to examination.

•	AEGON NV’s (including AEGON The Netherlands) corporate income tax returns for 2003 through 2006 remain subject to examination.

•	AEGON UK’s income tax returns for 2001-2006 remain subject to examination.

The Company expects that the amount of unrecognized tax benefit will significantly change over the ensuing 12-month period since January 1, 2007 due to an agreement with the Dutch tax authorities. The Company expects to recognize approximately EUR 73 million of unrecognized tax benefits related to this agreement. At June 30, 2007 this amount was reflected in the IFRS tax positions but not for US GAAP as the tax agreement was signed subsequent to the balance sheet date.

Statement of Financial Accounting Standards 155, “Accounting for Certain Hybrid Financial Instruments – an Amendment of SFAS 133 and SFAS 140” (“SFAS 155”)

In February 2006, the FASB issued SFAS 155, which amends SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”

SFAS 155 (1) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (2) clarifies which interest-only and principal-only strips are not subject to the requirements of SFAS 133, (3) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (4) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and (5) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006. At adoption, the fair value election may also be applied to hybrid financial instruments that have been bifurcated under SFAS 133 prior to adoption of this Statement. Any changes resulting from the adoption of this Statement should be recognized as a cumulative effect adjustment to beginning retained earnings.

In December 2006, the FASB issued Derivative Implementation Group – SFAS 133 Implementation Issue B40, “Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets” (“DIG B40”). Since SFAS 155 eliminated the interim guidance related to securitized financial assets, DIG B40 provides a narrow scope exception for securitized interests that contain only an embedded derivative related to prepayment risk. Under DIG B40, a securitized interest in prepayable financial assets would not be subject to bifurcation if: (a) the right to accelerate the settlement of the securitized interest cannot be controlled by the investor and (b) the securitized interest itself does not contain an embedded derivative for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. Any other terms in the securitized financial asset that may affect cash flow in a manner similar to a derivative instrument would be subject to the requirements of paragraph 13(b) of SFAS 133.

AEGON adopted SFAS 155 and DIG B40 effective January 1, 2007. The adoption of SFAS 155 and DIG B40 did not have any material impact on AEGON’s consolidated financial position, results of operations, or cash flows.

Statement of Financial Accounting Standards 156, “Accounting for Servicing of Financial Assets – an Amendment of SFAS 140” (“SFAS 156”)

In March 2006, the FASB issued SFAS 156. This Statement (1) requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specified situations, (2) requires all separately recognized servicing assets and liabilities to be initially measured at fair value, (3) for subsequent measurement of each class of separately recognized servicing assets and liabilities, an entity can elect either the amortization or fair value measurement method, (4) permits a one-time reclassification of available-for-sale (“AFS”) securities to trading securities by an entity with recognized servicing rights, without calling into question the treatment of other AFS securities, provided the AFS securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value, and (5) requires separate presentation of servicing assets and liabilities measured at fair value in the statement of financial position and also requires additional disclosures. The initial measurement requirements of this statement should be applied prospectively to all transactions entered into after the fiscal year beginning after September 15, 2006. The election related to the subsequent measurement of servicing assets and liabilities is also effective the first fiscal year beginning after September 15, 2006.

AEGON adopted SFAS 156 effective January 1, 2007. The adoption of SFAS 156 did not have any material impact on AEGON’s consolidated financial position, results of operations, or cash flows.

Statement of Financial Accounting Standards 154, “Accounting Changes and Error Corrections” (“SFAS 154”)

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS 154, which replaces Accounting Principles Board (“APB”) Opinion 20, “Accounting Changes” and Statement of Financial Accounting Standards (“SFAS”) 3, “Reporting Accounting Changes in Interim Financial Statements.” The statement is a result of a broader effort by the FASB to converge standards with the International Accounting Standards Board (“IASB”).

SFAS 154 changes the requirements for the accounting and reporting of a change in accounting principle. SFAS 154 requires retrospective application (restatement) to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The cumulative effect of the change is reported in the carrying value of assets and liabilities as of the first period presented, with the offset applied to opening retained earnings. Each period presented is adjusted to show the period specific effects of the change. Only direct effects of the change will be retrospectively recognized; indirect effects will be recognized in the period of change.

SFAS 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. SFAS 154 carries forward without change the guidance contained in APB Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate, as well as the provisions in SFAS 3 governing reporting accounting changes in interim financial statements.

SFAS 154 applies to all voluntary changes in accounting principles and corrections of errors made in fiscal years beginning after December 15, 2005, and also applies when a new accounting pronouncement does not provide transition provisions. SFAS 154 does not change the transition provisions of any existing accounting pronouncements.

AEGON adopted SFAS 154 effective January 1, 2006. The adoption of SFAS 154 did not have an immediate material impact on AEGON’s consolidated financial position or results of operations, although it could impact presentation of future voluntary accounting changes, if such changes occur.

Statement of Financial Accounting Standards 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an Amendment of SFAS 87, SFAS 88, SFAS 106, and SFAS 132(R)” (“SFAS 158”)

In September 2006, the FASB issued SFAS 158, which requires an employer to recognize the funded status of a benefit plan as an asset or liability in its statement of financial position, measured as the difference between plan assets at fair value and the benefit obligation, and to recognize as a component of accumulated other comprehensive income, net of tax, actuarial gains or losses and prior service costs or credits that arise during the period, but which are not recognized as components of net periodic benefit cost pursuant to SFAS 87, “Employers’ Accounting for Pensions”, or SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”. The standard also requires that plan assets and benefit obligations be measured as of the annual balance sheet date.

SFAS 158 was effective for fiscal years ending after December 15, 2006, with certain exceptions not applicable to AEGON; therefore, the provisions of SFAS 158 were adopted effective December 31, 2006. The adoption of SFAS 158 did not affect AEGON’s results of operations or liquidity as SFAS 158 does not affect the determination of net periodic pension cost.

The effect on shareholders’ equity of adopting SFAS 158 to the consolidated balance sheet to record the funded status of pension benefits and other postretirement benefits as of December 31, 2006 is as follows:

SFAS 158 adjustment on a pre-tax basis	(1,280)
Deferred taxes	425

Net impact on shareholders’ equity	(855)

Amounts recognized in accumulated other comprehensive income on a pre-tax basis consist of:

	Pension Benefits	Other Post-retirement Benefits
Net loss/(gain)	1,115	54
Prior service cost/(credit)	108	3

Total	1,223	57

FASB Staff Position SFAS 115 - 1 and SFAS 124 - 1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP SFAS 115-1”)

In November 2005, the FASB issued FSP SFAS 115-1, which amends SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” and SFAS 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations.”

FSP SFAS 115-1 nullifies the guidance set forth in paragraphs 10-18 of Emerging Issues Task Force (“EITF”) 03-1 related to evaluating whether an impairment is other-than-temporary, and references existing other-than-temporary impairment guidance.

FSP SFAS 115-1 supersedes the guidance set forth in EITF Topic D-44, “Recognition of Other-Than-Temporary Impairment on the Planned Sale of a Security whose Cost Exceeds Fair Value,” and clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell has not been made. FSP SFAS 115-1 carries forward requirements of paragraphs 8 and 9 of EITF 03-1 with respect to cost method investments and the disclosure requirements included in paragraphs 21 and 22 of EITF 03-1 and related examples.

FSP SFAS 115-1 also provides guidance on accounting for debt securities subsequent to an other-than-temporary impairment. In periods subsequent to an other-than-temporary impairment an investor shall account for the debt security as if it had been purchased on the measurement date of the other-than-temporary impairment. That is, the discount or reduced premium recorded for the debt security, based on the new cost basis, would be amortized over the remaining life of the debt security in a prospective manner based on the amount and timing of future cash flows.

AEGON adopted FSP SFAS 115-1 effective January 1, 2006. AEGON has complied with the disclosure requirements of EITF 03-1, which were effective December 31, 2003 and carried forward to this statement. For the year ended December 31, 2006, AEGON recognized EUR 426 million in additional impairment losses.

Staff Accounting Bulletin 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”)

In September 2006, the SEC issued SAB 108, which provides guidance on quantifying and evaluating the materiality of financial statement misstatements, as well as guidance on correcting errors using a dual approach. When evaluating materiality, registrants should consider the effects of present and prior year misstatements on both the balance sheet and income statement, and also the present year effects on each of adjusting prior year misstatements that were appropriately considered immaterial under the previous approach.

SAB 108 is effective for fiscal years ending after November 15, 2006; therefore AEGON adopted its provisions effective December 31, 2006. The adoption of SAB 108 did not have an immediate material impact on AEGON’s consolidated financial position or results of operations, although it could impact future presentation, if misstatements are identified.

ii. Future adoption of new US GAAP accounting standards

Statement of Financial Accounting Standards 157, “Fair Value Measurements” (“SFAS 157”)

In September 2006, the FASB issued SFAS 157, which defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS 157 establishes a fair value hierarchy that prioritizes the market inputs to valuation techniques used to measure fair value into three levels: observable market inputs that reflect quoted prices of identical assets or liabilities, observable market inputs other than quoted market prices, and unobservable market inputs. SFAS 157 is effective for fiscal years beginning after November 15, 2007.

AEGON will adopt this guidance effective January 1, 2008. AEGON has certain product riders, including GMWB and GMAB, that are recorded at fair value and require assumptions to be made that cannot be observed in the market (excluding lapse rates). The new standard requires fair value to be calculated based on the price that a company would pay to transfer the liability (an “exit value” concept) and requires an adjustment for the risk inherent in a particular valuation technique and an adjustment for the credit risk of the reporting entity (nonperformance risk). AEGON is currently assessing the impact of SFAS 157 on its consolidated financial position, results of operations, and cash flows.

Statement of Financial Accounting Standards 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”)

In February 2007, the FASB issued SFAS 159 which permits entities to choose, at specified election dates, to measure eligible items at fair value (i.e., the fair value option). Items eligible for the fair value option include certain recognized financial assets and liabilities, rights and obligations under certain insurance contracts that are not financial instruments, host financial instruments resulting from the separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument, and certain commitments. The fair value option (a) may be applied instrument by instrument, with certain exceptions, (b) is irrevocable (unless a new election date occurs), and (c) is applied only to entire instruments and not to portions of instruments. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront costs and fees associated with the item for which the fair value option is elected. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Upon adoption, an entity is permitted to elect the fair value option irrevocably for any existing asset or liability within the scope of the standard. The adjustment to reflect the difference between the fair value and the carrying amount would be accounted for as a cumulative-effect adjustment to retained earnings as of the date of initial adoption.

AEGON expects to adopt SFAS 159 on January 1, 2008, but has not yet determined the items to which we may apply the fair value option and the impact on our consolidated financial position, results of operations, and cash flows.

Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”)

In June 2007, the AICPA issued SOP 07-1, which provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide, Investment Companies (“the Guide”). For those entities that are deemed to be investment companies, SOP 07-1 also addresses whether the specialized industry accounting principles of the Guide (“investment company accounting”) should be retained by a parent company in consolidation or by an investor that has the ability to exercise significant influence over the investment company and applies the equity method of accounting to its investment in the entity (“equity method investor”). In addition, SOP 07-1 includes certain disclosure requirements for parent companies and equity method investors in investment companies that retain investment company accounting in the parent company’s consolidated financial statements or the financial statements of an equity method investor. SOP 07-1 may cause companies to no longer be considered investment companies or investors in investment companies to no longer be able to retain the specialized industry accounting of an investee in their own financial statements. However, it may be possible for these entities or investors to elect, upon transition, to report certain noncontrolling investments at fair value under SFAS 159. SOP 07-1 applies to fiscal years beginning on or after December 15, 2007.

AEGON expects to adopt SOP 07-1 effective January 1, 2008, and is currently evaluating the effects of SOP 07-1 on its consolidated financial position, results of operations, and cash flows.

1.7 Reconciliation of shareholders’ equity and net income based on IFRS to US GAAP

	Shareholders’ equity		Net income /(loss)
	June 30, 2007	Dec 31, 2006 [1]	Six months
In EUR millions			2007	2006 [1]
Amounts in accordance with IFRS :	17,424	18,605	1,362	1,922
Share options [2]	28	18

	17,452	18,623
Adjustments for:
a. Goodwill	2,776	2,816	—	—
b. Deferred expenses / VOBA	254	235	(1)	6
c. Real estate	(1,519)	(1,410)	(114)	(123)
d. Financial assets	(77)	(95)	(297)	(206)
e. Derivatives	37	57	(17)	(26)
f. Insurance and investment contracts	275	694	(457)	(965)
g. Pensions and other post-employment benefits	(225)	1,025	(12)	(59)
h. Other equity instruments	286	238	(117)	(94)
i. Balance of other items	(105)	(105)	(5)	8
j. Tax	190	(229)	142	431
k. Cumulative effect of adopting FAS 158	—	(855)		—
l. Cumulative effect of adopting FIN 48	(24)	—
m. Cumulative effect of adopting SOP 05-1	(4)	—

Amounts determined in accordance with US GAAP	19,316	20,994	484	894

Net income in accordance with US GAAP			484	894
Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments			(304)	(1,058)
Unrealized gains and (losses) on available-for-sale financial assets
Unrealized gains and (losses) arising during the period			(528)	(1,731)
Reclassification adjustment for (gains) and losses included in net income			(504)	(235)
Net unrealized gains on cash flow hedges			(94)	(121)
Defined Benefit plans
Minimum pension liability adjustment			—	(81)
Prior service cost arising during period			(1)	—
Net gains (losses) arising during period			(56)	—
Amortization of prior service cost in net periodic pension cost			6	—
Amortization of (gains) losses in net periodic pension cost			41	—

Other comprehensive income / (loss)			(1,440)	(3,226)

Comprehensive income / (loss) in accordance with US GAAP			(956)	(2,332)

[1]	As adjusted for the retrospective application of the accounting change relating to guarantees in the Netherlands.

[2]

Share options not yet exercised are treated as Other equity instruments, and are therefore not part of shareholders’ equity under IFRS. In the reconciliation of shareholders’ equity they are added to the amount of shareholders’ equity on an IFRS basis to reconcile to shareholders’ equity on an US GAAP basis.

1.8 Summary of differences between IFRS and US GAAP, which have an impact on reported shareholders’ equity or net income

a. Goodwill

IFRS

Goodwill is recognized as an intangible asset for interests in subsidiaries and joint ventures acquired after January 1, 2004 and is measured as the positive difference between the acquisition cost and the Group’s interest in the net fair value of the entity’s identifiable assets, liabilities and contingent liabilities. Subsequently, goodwill is carried at cost less accumulated impairment charges. It is derecognized when the interest in the subsidiary or joint venture is disposed of.

US GAAP

Under US GAAP goodwill is capitalized and reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate impairment may be necessary. Impairment testing requires the determination of the fair value for each of the identified reporting units. The reporting units identified for AEGON based upon the Statement of Financial Accounting Standards 142 Goodwill and other Intangible Assets include: AEGON Americas, AEGON The Netherlands, AEGON UK insurance companies, AEGON UK distribution companies and other countries. The fair value of the insurance operations is determined using valuation techniques consistent with market appraisals for insurance companies, a discounted cash flow model requiring assumptions as to a discount rate, the value of existing business and expectations with respect to future growth rates and term. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgment and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature.

The adjustment in the shareholders’ equity column of the reconciliation represents the goodwill capitalized under US GAAP before January 1, 2004.

b. Deferred expenses and value of business acquired (VOBA)

IFRS

Deferred expenses comprise deferred policy acquisition costs (DPAC) and deferred transaction costs.

DPAC relates to insurance contracts and investment contracts with discretionary participation features and represents the variable costs that are related to the acquisition or renewal of these contracts.

Acquisition costs are deferred to the extent that they are recoverable and are subsequently amortized based on either the expected future premiums or the expected gross profit margins. For products sold in the United States and Canada with amortization based on expected gross profit margins, the amortization period and pattern are reviewed at each reporting date and any change in estimates is recognized in the income statement. Estimates include, but are not limited to: an economic perspective in terms of future bond and equity returns, mortality, disability and lapse assumptions, maintenance expenses and expected inflation rates. For all products, DPAC is assessed for recoverability at least annually on a country-by-country basis and is considered in the liability adequacy test for each reporting period. If appropriate, the assumptions included in the determination of estimated gross profits are adjusted. The portion of DPAC that is determined not to be recoverable is charged to the income statement.

When unrealized gains or losses arise on available-for-sale assets, DPAC is adjusted to equal the effect that the realization of the gains or losses would have had on its measurement. The adjustment is recognized directly in the related revaluation reserve in equity.

DPAC is derecognized when the related contracts are settled or disposed of.

Deferred transaction costs relate to investment contracts without discretionary participation features under which AEGON will render investment management services. Incremental costs that are directly attributable to securing these investment management contracts are recognized as an asset if they can be identified separately and measured reliably and if it is probable that they will be recovered.

For contracts involving both the origination of a financial liability and the provision of investment management services, only the transaction costs allocated to the servicing component are deferred. The other transaction costs are included in the carrying amount of the financial liability.

The deferred transaction costs are amortized in line with fee income, unless there is evidence that another method better represents the provision of services under the contract. Deferred transaction costs are subject to impairment testing at least annually.

When a portfolio of insurance contracts is acquired, whether directly from another insurance company or as part of a business combination, the difference between the fair value and the carrying amount of the insurance liabilities is recognized as VOBA. The Group also recognizes VOBA when it acquires a portfolio of investment contracts with discretionary participation features.

VOBA is amortized over the useful life of the acquired contracts, based on either the expected future premiums or the expected gross profit margins. For products sold in the United States and Canada with amortization based on expected gross profit margins, the amortization period and pattern are reviewed at each reporting date. Any change in estimates is recorded in the income statement. For all products, VOBA is assessed for recoverability at least annually on a country-by-country basis and the portion determined not to be recoverable is charged to the income statement. VOBA is considered in the liability adequacy test for each reporting period.

When unrealized gains or losses arise on available-for-sale assets, VOBA is adjusted to equal the effect that the realization of the gains or losses would have had. The adjustment is recognized directly in equity.

VOBA is derecognized when the related contracts are settled or disposed of.

US GAAP

Under US GAAP the accounting for fixed premium products is the same as under IFRS in all countries. For flexible premium products sold in the Americas, US GAAP is the same as IFRS. For flexible premium products sold in the Netherlands, the United Kingdom and Other countries an unlocking adjustment is made for US GAAP, using a revised DPAC amortization schedule based on actual gross profits earned to date and revised estimates of future gross profits.

Acquisition costs related to non-insurance investment type products related to 401(k) plans in the United States and investment products in the United Kingdom are deferred and amortized in terms of Statement of Financial Accounting Standard 97 Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments (SFAS 97). US GAAP allows for the deferral of costs that vary directly with production, while IFRS is more restrictive limiting deferral to costs that are incremental and directly attributable to the issuance of the contract. In addition, some service contracts are sold in the United States for which advertising costs are deferred and amortized under Statement of Position 93-7 Reporting on Advertising Costs (SOP 93-7). IFRS does not allow the deferral and future amortization of these costs.

The adjustment in the shareholders’ equity column of the reconciliation and the adjustment in the net income column of the reconciliation include the effect of unlocking for DPAC on flexible premium products in the United Kingdom and the Netherlands and the difference in accounting for acquisition costs related to non-insurance investment type products and service contracts in the United States and the United Kingdom.

As of January 1, 2007 SOP 05-1 is applied. SOP 05-1 defines internal replacements as a modification in product benefits, features, rights or coverages that occurs by (a) exchanging the contract for a new contract, (b) amending, endorsing or attaching a rider to the contract, or (c) electing a feature or coverage within a replaced contract. Contract modifications that result in a substantially unchanged contract are accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract are accounted for as an extinguishment of the replaced contract, and any unamortized DAC, unearned revenue and deferred sales charges must be written-off. SOP 05-1 is to be applied prospectively and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. AEGON adopted SOP 05-1 effective January 1, 2007, resulting in a EUR 26 million charge, net of taxes, as the cumulative effect of adoption of this accounting principle on our IFRS equity, which was recorded as a reduction to retained earnings. The additional impact on US GAAP equity at January 1, 2007 amounted to a charge of EUR 4 million, which was recorded as a reduction to Shareholders’ equity, this amount is presented as a separate line item in the IFRS – US GAAP Shareholders’ equity reconciliation. For AEGON Americas all life insurance liabilities on an IFRS basis are determined following US GAAP as these local accounting principles were followed previously for Dutch Accounting Principles (DAP).

IFRS net income included a one time gain related to the acquisition of OPTAS N.V. (“OPTAS”). In the second quarter of 2007, the acquisition of OPTAS was completed. The acquired net assets amounted to EUR 1.7 billion, EUR 212 million higher than the acquisition price of EUR 1.5 billion resulting in a one-time gain at acquisition.

For US GAAP purposes as required under US GAAP by Statement of Financial Accounting Standard 141 Business Combinations, AEGON wrote down certain qualifying assets (VOBA of EUR 65 million and real estate of EUR 4 million) before recognizing a one-time gain at acquisition, resulting in a reconciling item with IFRS. The purchase price allocation is preliminary, as AEGON is finalizing its valuation of certain assets and liabilities.

c. Real estate

IFRS

Property that is occupied by the Group and that is not intended to be sold in the near future is classified as real estate held for own use. Investments in real estate is property held to earn rentals or for capital appreciation, or both. Considering the Group’s asset liability management policies, under which both categories of property can be allocated to liabilities resulting from insurance and investment contracts, both are classified as investments.

Property is initially recognized at cost. Subsequently, investments in real estate are measured at fair value with the changes in fair value recognized in the income statement. Property held for own use is carried at its revalued amount, which is the fair value at the date of revaluation less any subsequent accumulated depreciation and impairment losses. On revaluation the accumulated depreciation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount. Increases in the net carrying amount are recognized in the related revaluation reserve in equity and are released to retained earnings over the remaining useful life of the property.

Valuations of both investments in real estate and real estate held for own use are conducted with sufficient regularity to ensure the value correctly reflects the fair value at the balance sheet date. Valuations are mostly based on active market prices, adjusted for any difference in the nature, location or condition of the specific property. If such information is not available, other valuation methods are applied, considering the current cost of reproducing or replacing the property, the value that the property’s net earning power will support and the value indicated by recent sales of comparable properties.

On disposal of an asset, the difference between the net proceeds received and the carrying amount of the asset is recognized in the income statement. Any remaining attributable surplus in the revaluation reserve is transferred to retained earnings.

US GAAP

Under US GAAP real estate is carried at historical cost less accumulated depreciation and is adjusted for any impairment in value. Depreciation is provided over the estimated economic life of the real estate. Realized gains or losses and all other operating income and expense are reported in the income statement.

The adjustment shown in the shareholders’ equity column of the reconciliation represents the reduction from fair value to the depreciated historical cost basis.

The adjustment shown in the net income column of the reconciliation represents:

•

The reversal of the unrealized gains (losses) under IFRS on investments in real estate, the difference in realized gains (losses) on disposed real estate reflecting different carrying values for both investment real estate and real estate held for own use under IFRS; and

•	The annual depreciation charge on investment property under US GAAP and the difference in depreciation charge on property held for own use.

d. Financial assets

A number of differences still exist between IFRS and US GAAP. These differences can be summarized as follows:

•

Write offs on impaired debt instruments can be partially or fully reversed under IFRS if the value of the impaired assets increases. Such reversals are not allowed under US GAAP. Under IFRS certain mortgage loan securitizations of AEGON The Netherlands have been derecognized and realized gains have been reported, while for US GAAP these mortgage loans are recognized on the balance sheet.

•	Some assets are reported as available-for-sale financial assets under IFRS, while US GAAP requires the equity method of accounting.

•

Additional impairments have been recorded for US GAAP. If a particular asset does not fit AEGON’s long-term investment strategy and is in an unrealized loss position due solely to interest rate changes, the security has been impaired to the fair value under US GAAP while such impairment would not be required under IFRS. For securities not impaired under US GAAP, AEGON has the intent and ability to hold these securities until recovery or maturity.

e. Derivatives

Derivatives are measured at fair value under both IFRS and US GAAP.

The adjustment shown in the shareholders’ equity column of the reconciliation represents transactions that are accounted for as derivatives under IFRS and not under US GAAP.

The adjustment shown in the net income column of the reconciliation represents the effect of different starting dates for certain hedge transactions. Under IFRS these transactions were designated retrospectively and under US GAAP these transactions were designated at the time the formal FAS 133 documentation requirements were established.

f. Insurance and investment contracts

IFRS

Refer to Note 18.2 of the consolidated financial statements as included in the Form 6-K furnished to the SEC on September 12, 2007 for a discussion of the accounting for technical reserves under IFRS.

US GAAP

For AEGON Americas all life insurance liabilities on an IFRS basis are determined following US GAAP as these local accounting principles were followed previously for Dutch Accounting Principles (DAP). Therefore, no reconciling item exists for AEGON Americas.

The adjustment in the shareholders’ equity column of the reconciliation represents the effect of different models used in calculating insurance liabilities under US GAAP for the Netherlands and the United Kingdom.

Under US GAAP, the technical reserves for traditional life insurance contracts are computed using the net level premium method with investment yields, mortality, lapses and expenses based on historical assumptions and include a provision for adverse deviation. For universal life contracts and investment type contracts (annuities) the technical reserves are equal to the policyholder account balances at the balance sheet date. The technical reserve in the United Kingdom is reduced to equal the contractholder balance. The technical reserve for fixed annuities, guaranteed investment contracts and funding agreements is the same as under IFRS.

For AEGON UK, investment contracts without discretionary participation features are recognized using a funded value for IFRS and a nominal value for US GAAP. Furthermore, profits on reinsurance contracts are recognized directly in net income under IFRS and deferred and amortized under US GAAP.

For AEGON The Netherlands, traditional life and universal life type contracts, the insurance liabilities under IFRS are based on current assumptions for longevity and future administration expenses. Furthermore, DPAC is amortized on a straight line basis over the duration of the contracts. Under US GAAP traditional life contract liabilities are adjusted using historical assumptions and a deferred revenue liability is established. For universal life type contracts the liabilities for US GAAP are adjusted to the policyholder account balance and an unearned revenue liability is established. For traditional limited pay products a deferred profit liability is established.

In various countries products are sold that contain minimum guarantees. For these products the regular technical reserve is recognized under technical reserves with investments for account of policyholders. The liabilities for life insurance includes liabilities for guaranteed minimum benefits related to contracts where the policyholder otherwise bears the investment risk. The valuation of these guarantees under IFRS is the same as under SOP 03-1 for US GAAP, with the exception of the guarantees on the group pension contracts in the Netherlands. The minimum interest guarantees on group pension contracts in the Netherlands are given for nominal benefits, based on the 3% or 4% actuarial interest rate, after retirement of the employees. Due to the nature of the product, these guarantees have a long-term horizon of about 30 to 60 years. Under IFRS the liability is measured at fair value. Under US GAAP an additional annuitization benefit liability is set up in accordance with SOP 03-1.

Under IFRS, a charge to shareholders’ equity is recorded in connection with shadow loss recognition to the extent that a loss recognition charge to the income statements would have been recognized when unrealized results would have been realized. The reinvestment return assumption in the IFRS shadow loss recognition calculation is based on current market swap rates. Under US GAAP shadow loss recognition is calculated using reinvestment return assumptions based on management best estimate.

SOP 03-1 changed the reserving for mortality on universal life contracts and for guaranteed living and death benefits on variable annuity and variable life contracts. The implementation mainly changed the timing of the recognition of mortality profits in earnings. The liability for guaranteed living and death benefits on variable annuity and variable life contracts in the United States is the same as described for IFRS. For US GAAP, the impact from the adoption of SOP 03-1 was recorded as a cumulative effect of a change in accounting principles as at January 1, 2004.

g. Pensions and other post-retirement benefits

IFRS

For defined benefit plans, a liability is recognized for the excess of the defined benefit obligation over the fair value of the plan assets, together with adjustments for unrecognized actuarial gains and losses and past service costs. However, actuarial gains and losses that occurred before the transition to IFRS on January 1, 2004 are not reflected in the measurement of the liability as they were recognized on transition to IFRS.

Some countries issued group life insurance policies covering own employee benefit obligations. These policies are generally at market-consistent terms and subject to policyholder protection legislation. However, the policies are not recognized in the consolidated financial statements as they do not meet the definition of a liability. The employee benefit obligation is therefore considered unfunded. The assets held by the country to cover the benefits payable under the eliminated contract do not qualify as plan assets, but are classified as investments.

US GAAP

Statement of Financial Accounting Standards 87, “Employees Accounting for Pensions” (“SFAS 87”), is applied to the pension plans of the Group. SFAS 87 calculations require several assumptions, including future performance of financial markets, future composition of the work force and best estimates of long-term actuarial assumptions. The expected return on plan assets is calculated using a moving average for the plan assets. In a period of market decline, such as recently experienced, this moving average is higher than the fair value of the assets. The difference between the expected return reflected in the income statement and the actual return on the assets in a certain year is deferred. Deferred gains or losses are amortized to the income statement applying a corridor approach. The corridor is defined as 10% of the greater of the moving average value of the plan assets or the projected benefit obligation. To the extent that the prepaid pension costs at the beginning of the year exceed the moving average asset value less the pension benefit obligation by more than the 10% corridor, the excess is amortized over the employees’ average future years of service (approximately seven years). The assumptions are reviewed on an annual basis and changes are made for the following year, if required.

The adjustment in the shareholders’ equity column of the reconciliation represents the cumulative unrecognized actuarial gains and losses at January 1, 2004 that were, as part of the conversion to IFRS, directly recognized in equity. For US GAAP, the unrecognized actuarial gains and losses at January 1, 2004 are not recognized.

The amount in reconciliation in the net income column represents the difference between the pension expenses on SFAS 87 basis including the amortization of the cumulative actuarial gains and losses outside the corridor and the pension expenses based on IAS 19, “Employee benefits” (“IAS 19”) taking into account the amortization of the cumulative actuarial gains and losses outside the corridor since January 1, 2004. Furthermore, it includes the different treatment related to assets held by country units that do not qualify as plan assets but are classified as investments. As a result the direct income on these investments is included in net income and the expected return on plan assets is not taken into account for the determination of the pension expenses.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS 158”), which requires an employer to recognize the funded status of a benefit plan in its statement of financial position, measured as the difference between plan assets at fair value and the benefit obligation, and to recognize as a component of accumulated other comprehensive income (“AOCI”), net of tax, actuarial gains or losses and prior service costs or credits that arise during the period, but which are not recognized as components of net periodic benefit cost pursuant to SFAS 87, or SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” AEGON adopted SFAS 158 as of December 31, 2006; the adopting did not affect AEGON’s results of operations or liquidity as SFAS 158 does not affect the determination of net periodic pension cost.

The effect on shareholders’ equity of adopting SFAS 158 amounted to EUR 855 million and has been presented on a separate line in the reconciliation. As of January 1, 2007 the effect of SFAS 158 is included in the Pensions and other post-retirement benefits line.

h. Other equity instruments

IFRS

Other equity instruments comprise junior perpetual capital securities and perpetual cumulative subordinated bonds.

Under IFRS the junior perpetual capital securities, as well as perpetual cumulative subordinated bonds, are classified as equity instruments and are valued at face value. In the consolidated balance sheet these instruments are shown as a separate component of group equity and are not part of shareholders’ equity. Accrued coupons are charged to retained earnings within shareholders’ equity.

US GAAP

Under US GAAP the junior perpetual capital securities, as well as perpetual cumulative subordinated bonds, are treated as debt instruments. Interest charges, based on the effective interest rate, are included in net income.

The adjustment in the net income column of the reconciliation represents the interest charges for the respective years.

i. Balance of other items

Certain items are recorded differently or in different periods on the two bases of accounting. It includes the effect of securitizations of mortgage portfolios that for IFRS purposes have been derecognized and for US GAAP purposes are held on our balance sheet. The adjustment in the equity column of the reconciliation represents the reversal of the realized gains under IFRS.

j. Tax

Reflects taxation on reconciling items between IFRS and US GAAP and include certain differences in tax-treatment between IFRS and US GAAP.

As of January 1, 2007 AEGON adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes and applies to all tax positions accounted for in accordance with SFAS 109, “Accounting for Income Taxes.” FIN 48 provides criteria which an individual tax position must meet for any part of the benefit of the tax position to be recognized in the financial statements. The evaluation is a two-step process. The recognition step determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authority, based upon the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, the position is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit is not recognized in the financial statements. Upon adoption of FIN 48, the guidance was applied to all tax positions, and only those tax positions meeting the more-likely-than-not threshold were recognized or continue to be recognized in the financial statements. Tax positions that previously failed to meet the more-likely-than-not recognition threshold will be recognized in the first subsequent financial reporting period in which that threshold is met. Upon adoption of FIN 48 on January 1, 2007 the differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption are accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. As a result of the adoption, AEGON recognized a EUR 24 million increase in the liability for unrecognized tax benefits and accrued interest and a corresponding decrease in the January 1, 2007 balance of retained earnings. This amount is presented as a separate line item in the IFRS – US GAAP Shareholders’ equity reconciliation.

1.9 Information related to Transamerica Finance Corporation (TFC)

AEGON has fully and unconditionally guaranteed all of the outstanding public indebtedness of TFC, a wholly owned subsidiary of AEGON. The guarantees were issued on January 14, 2004. The following condensed consolidating financial information presents the condensed balance sheets, condensed income statements and condensed cash flow statements of (i) AEGON NV (parent company only), (ii) TFC, (iii) other subsidiaries, (iv) the eliminations necessary to arrive at the information for AEGON on a consolidated basis and (v) the total. The condensed consolidating balance sheets are shown as of June 30, 2007 and December 31, 2006 and the condensed consolidating income statements and condensed cash flow statements are shown for the six months ended June 30, 2007, and 2006. The information is prepared in accordance with IFRS and accompanied by a reconciliation to US GAAP.

The AEGON NV parent company only column in this condensed consolidating financial information presents investments in subsidiaries under the equity method of accounting. The TFC column in this condensed consolidating financial information presents the individual line items for TFC. In the AEGON financial statements, TFC is reported as a component of Holdings and other activities, which also includes additional parent company interest charges and holding expenses.

A further description of the adjustments in the reconciliation from IFRS to US GAAP can be found in Item 1 note 8.

The condensed consolidating balance sheets as at June 30, 2007 and December 31, 2006 are shown below:

As at June 30, 2007 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Investments general account	—	—	141,415	(15)	141,400
Investments for account of policyholders	—	—	141,942	(28)	141,914
Investments in associates	—	—	450	—	450
Group companies and loans	25,020	—	1,079	(26,099)	—
Other assets and receivables	6,043	524	46,690	(8,782)	44,475

Total assets	31,063	524	331,576	(34,924)	328,239
Shareholders’ equity	17,424	14	17,019	(17,033)	17,424
Other equity instruments	4,042	—	—	—	4,042
Minority interest	—	—	15	—	15

Group equity	21,466	14	17,034	(17,033)	21,481
Trust pass-through securities	—	—	150	—	150
Subordinated borrowings	34	—	—	—	34
Insurance contracts general account	—	—	90,082	—	90,082
Insurance contracts for account of policyholders	—	—	74,674	—	74,674
Investment contracts general account	—	—	38,432	—	38,432
Investment contracts for account of policyholders	—	—	67,659	—	67,659
Loans from group companies	4,775	—	13,116	(17,891)	—
Other liabilities	4,788	510	30,429	—	35,727

Total equity and liabilities	31,063	524	331,576	(34,924)	328,239

Reconciliation to US GAAP:

Shareholders’ equity in accordance with IFRS	17,424	14	17,019	(17,033)	17,424
Adjustments for:
Share options	—	—	28	—	28
Goodwill	—	—	2,776	—	2,776
Deferred expenses / VOBA	—	—	254	—	254
Real estate	—	—	(1,519)	—	(1,519)
Financial assets	—	—	(77)	—	(77)
Derivatives	—	—	37	—	37
Insurance and investment contracts	—	—	275	—	275
Pensions and other post-employment benefits	—	—	(225)	—	(225)
Other equity instruments	286	—	—	—	286
Balance of other items	(34)	—	(71)	—	(105)
Tax	(94)	—	284	—	190
Cumulative effect of accounting changes	—	—	(28)	—	(28)
TFC and Other Subsidiaries	1,734	—	—	(1,734)	—

Shareholders’ equity in accordance with US GAAP	19,316	14	18,753	(18,767)	19,316

As at December 31, 2006

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Investments general account	—	—	136,151	(20)	136,131
Investments for account of policyholders	—	—	135,557	(20)	135,537
Investments in associates	—	—	478	—	478
Group companies and loans	24,873	—	2,570	(27,443)	—
Other assets and receivables	7,413	534	42,522	(7,802)	42,667

Total assets	32,286	534	317,278	(35,285)	314,813
Shareholders’ equity	18,605	34	17,562	(17,596)	18,605
Other equity instruments	4,032	—	—	—	4,032
Minority interest	—	—	16	—	16
		—

Group equity	22,637	34	17,578	(17,596)	22,653
Trust pass-through securities	—	—	123	—	123
Subordinated borrowings	34	—	—	—	34
Insurance contracts general account	—	—	89,194	—	89,194
Insurance contracts for account of policyholders	—	—	72,143	—	72,143
Investment contracts general account	—	—	36,618	—	36,618
Investment contracts for account of policyholders	—	—	64,097	—	64,097
Loans from group companies	5,803	—	11,886	(17,689)	—
Other liabilities	3,812	500	25,639	—	29,951

Total equity and liabilities	32,286	534	317,278	(35,285)	314,813

Reconciliation to US GAAP:

Shareholders’ equity in accordance with IFRS	18,605	34	17,562	(17,596)	18,605
Adjustments for:
Share options	18	—	—	—	18
Goodwill	—	—	2,816	—	2,816
Deferred expenses / VOBA	—	—	235	—	235
Real estate	—	—	(1,410)	—	(1,410)
Financial assets	—	—	(95)	—	(95)
Derivatives	—	—	57	—	57
Insurance and investment contracts	—	—	694	—	694
Pensions and other post-employment benefits	—	—	1,025	—	1,025
Other equity instruments	238	—	—	—	238
Balance of other items	(11)	—	(94)	—	(105)
Tax	(58)	—	(171)	—	(229)
Cumulative effect of accounting changes	—	—	(855)	—	(855)
TFC and Other Subsidiaries	2,202	—	—	(2,202)	—

Shareholders’ equity in accordance with US GAAP	20,994	34	19,764	(19,798)	20,994

The condensed consolidating income statements for the six months ended June 30, 2007 and 2006:

Six months ended June 30, 2007 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	1,618	15	19,503	(1,369)	19,767
Income from reinsurance ceded	—	—	841	—	841
Fair value and foreign exchange gains	24	—	316	—	340
Total gains on investments	—	—	5,510	—	5,510
Other income	—	—	212	—	212

Total income	1,642	15	26,382	(1,369)	26,670
Charges
Benefits and expenses	41	46	22,694	—	22,781
Fair value and foreign exchange losses	89	—	542	—	631
Total losses on investments and impairment charges	—	—	1,254	—	1,254
Interest charges and related fees	171	—	90	(54)	207
Other charges	—	—	181	—	181

Total charges	301	46	24,761	(54)	25,054
Share in profit/(loss) of associates	—	—	17	—	17
Income before tax	1,341	(31)	1,638	(1,315)	1,633
Income tax	21	11	(303)	—	(271)

NET INCOME	1,362	(20)	1,335	(1,315)	1,362

Reconciliation to US GAAP

Net income determined in accordance with IFRS	1,362	(20)	1,335	(1,315)	1,362
Adjustments for:
Goodwill	—	—	—	—	—
Deferred expenses / VOBA	—	—	(1)	—	(1)
Real estate	—	—	(114)	—	(114)
Financial assets	—	—	(297)	—	(297)
Derivatives	—	—	(17)	—	(17)
Insurance and investment contracts	—	—	(457)	—	(457)
Pensions and other post-employment benefits	—	—	(12)	—	(12)
Other equity instruments	(117)	—	—	—	(117)
Balance of other items	(24)	—	19	—	(5)
Tax	6	—	136	—	142
Cumulative effect of accounting changes	—	—	—	—	—
TFC and Other Subsidiaries	(743)	—	—	743	—

Net income in accordance with US GAAP	484	(20)	592	(572)	484

Six months ended June 30, 2006 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Income
Total revenues	2,126	14	17,214	(1,896)	17,458
Income from reinsurance ceded	—	—	776	—	776
Fair value and foreign exchange gains	38	—	481	(10)	509
Total gains on investments	—	—	2,633	2	2,635
Other income	—	—	10	—	10

Total income	2,164	14	21,114	(1,904)	21,388
Charges
Benefits and expenses	42	25	16,157	—	16,224
Fair value and foreign exchange losses	(19)	—	144	—	125
Total losses on investments and impairment charges	41	—	2,294	—	2,335
Interest charges and related fees	153	—	83	(35)	201
Other charges	—	—	1	—	1

Total charges	217	25	18,679	(35)	18,886
Share in profit/(loss) of associates	—	—	13	—	13
Income before tax	1,947	(11)	2,448	(1,869)	2,515
Income tax	(25)	4	(572)	—	(593)

NET INCOME	1,922	(7)	1,876	(1,869)	1,922

Reconciliation to US GAAP

Net income determined in accordance with IFRS	1,922	(7)	1,876	(1,869)	1,922
Adjustments for:
Goodwill	—	—	—	—	—
Deferred expenses / VOBA	—	—	6	—	6
Real estate	—	—	(123)	—	(123)
Financial assets	—	—	(206)	—	(206)
Derivatives	—	—	(26)	—	(26)
Insurance and investment contracts	—	—	(965)	—	(965)
Pensions and other post-employment benefits	—	—	(59)	—	(59)
Other equity instruments	(94)	—	—	—	(94)
Balance of other items	(37)	—	45	—	8
Tax	39	—	392	—	431
Cumulative effect of accounting changes	—	—	—	—	—
TFC and Other Subsidiaries	(936)	—	—	936	—

Net income in accordance with US GAAP	894	(7)	940	(933)	894

The condensed consolidating cash flow statements for the six months ended June 30, 2007 and 2006 are presented below:

Six months ended June 30, 2007 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Cash flow from operating activities	(1,017)	23	3,262	—	2,268

Cash flow from investing activities
Purchase and disposal of intangible assets	—	—	(3)	—	(3)
Purchase and disposal of equipment	—	—	(19)	—	(19)
Purchase, disposal and dividends of subsidiaries and associates	—	—	(1,720)	(3)	(1,723)
Other	—	(22)	22	—	—

Cash flow from investing activities	—	(22)	(1,720)	(3)	(1,745)

Cash flow from financing activities
Changes in share capital and dividends paid	(729)	—	7	—	(722)
Issuance, repayment and coupons of perpetuals	(111)	—	—	—	(111)
Issuance and repayment of borrowings	(352)	(3)	1,672	3	1,320
Other items	—	—	—	—	—

Cash flow from financing activities	(1,192)	(3)	1,679	3	487

Net increase / (decrease) in cash and cash equivalents	(2,209)	(2)	3,221	—	1,010

Six months ended June 30, 2006 (unaudited)

In million EUR	AEGON NV	TFC	Other Subsidiaries	Eliminations	Total
Net cash flow from operating activities	(239)	(5)	1,214	—	970

Cash flow from investing activities
Purchase and disposal of intangible assets	6	—	(9)	—	(3)
Purchase and disposal of equipment	—	—	(14)	—	(14)
Purchase, disposal and dividends of subsidiaries and associates	—	—	(141)	—	(141)
Other	273	10	(283)	—	—

Cash flow from investing activities	279	10	(447)	—	(158)

Cash flow from financing activities
Changes in share capital and dividends paid	(359)	—	—	—	(359)
Issuance, repayment and coupons of perpetuals	(90)	—	399	—	309
Issuance and repayment of borrowings	51	—	(317)	—	(266)
Other items	(93)	—	93	—	—

Cash flow from financing activities	(491)	—	175	—	(316)

Net increase / (decrease) in cash and cash equivalents	(451)	5	942	—	496

1.10 Subsequent Events

On July 27, 2007 AEGON and Spanish savings bank Caja de Ahorros de Santander y Cantabria (“CAJA CANTABRIA”) announced that they have reached an agreement to establish a jointly owned bancassurance partnership. The new partnership will sell AEGON life insurance and pension products through CAJA CANTABRIA’s network of branches, located primarily in the northern Spanish province of Cantabria (Santander). The transaction is expected to close during the fourth quarter of 2007 and is subject to regulatory approval.

On August 9, 2007 AEGON announced that it will start repurchasing common shares as part of its overall capital management strategy. A share repurchase program totaling EUR 1 billion has been authorized for 2007. On August 9, 2007 AEGON has entered into an agreement with a third party under which AEGON has irrevocably committed itself to purchasing EUR 500 million worth of shares before December 14, 2007. AEGON plans to carry out one or more other transactions to complete EUR 1 billion worth of repurchases in total before the end of this year. AEGON will seek approval from its shareholders at the next Annual General Meeting to cancel all common shares repurchased as part of this program. Based on the total program value of EUR 1 billion, the number of common shares to be repurchased under this program will be approximately 74 million, using the closing share price of August 8, 2007. This represents 4.5% of AEGON’s issued and outstanding common shares and 3.4% of AEGON’s total issued and outstanding share capital. Under the agreement, AEGON will repurchase shares at the average of the daily volume weighted average prices minus a discount. AEGON will publish details on a weekly basis of all transactions carried out under this program.

On August 9, 2007 AEGON N.V. declared an interim dividend for the financial year 2007, giving the shareholders the choice to receive the interim dividend either in cash or in stock. The interim dividend in cash is EUR 0.30 per share of EUR 0.12 nominal and were payable as of September 14, 2007. Shareholders who elected an interim dividend in AEGON shares will receive one new AEGON common share for every 47 common shares. The stock fraction has been based on the average share price on the Euronext Amsterdam stock exchange over the period from September 3 up to and including September 7, 2007. Any remaining fractions of one share will be paid in cash. The value of the stock dividend is 5.6% lower than the cash dividend. AEGON will repurchase shares to neutralize the dilutive effect of this stock dividend. These repurchases will be in addition to the Group’s EUR 1 billion share repurchase program as announced on August 9, 2007.

On August 13, 2007 AEGON and Merrill Lynch announced they will form a strategic business relationship in the areas of insurance and investment products. As part of this relationship, an AEGON company has signed an agreement to acquire Merrill Lynch Life Insurance Company and ML Life Insurance Company of New York for USD 1.3 billion in cash. The purchase price includes excess surplus of approximately USD 425 million. The transaction is expected to close before the end of the fourth quarter of 2007, subject to customary regulatory approvals and closing conditions.

On September 14, 2007 AEGON announced the pricing of an offering of USD 1 billion of 7.25% Perpetual Capital Securities in an SEC registered offering. The Perpetual Capital Securities will carry a fixed coupon of 7.25% and are priced at USD 25. The proceeds from this issue will be used for general corporate purposes. This offering of Perpetual Capital Securities is part of AEGON’s overall capital management strategy.

ITEM 2:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2.1 Introduction

AEGON is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Our disclosure practices have been developed over many years with due consideration of the needs and requirements of our stakeholders, including regulators, investors and research analysts. We have substantive supplemental information in our annual and quarterly accounts to provide transparency of our financial results. We have provided insight into our critical accounting policies and the methodologies we apply to manage our risks. For a discussion of critical accounting policies see “Application of Critical Accounting Policies – IFRS” and “Application of Critical Accounting Policies – US GAAP”. For a discussion of our risk management methodologies see Item 11, “Quantitative and Qualitative Disclosure About Market Risk” as included in our Report on Form 6-K furnished to the SEC on September 12, 2007 with restated consolidated financial statements and other financial data for the years 2006, 2005 and 2004.

2.2 Application of Critical Accounting Policies – IFRS

The Operating and Financial Review and Prospects are based upon AEGON’s consolidated financial statements, which have been prepared in accordance with IFRS. Application of the accounting policies in the preparation of the financial statements requires management to employ their judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ materially from these estimates. Senior management reviews these judgments frequently and an understanding of these judgments may enhance the reader’s understanding of AEGON’s financial statements. We have summarized in the following sections the IFRS accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment.

i Valuation of assets and liabilities arising from life insurance contracts

General

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions or on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows. To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in the failure of the liability adequacy test, the entire deficiency is recognized in the income statement. In the event that the failure relates to unrealized gains and losses on available for sale investments, the additional liability is recognized in the revaluation reserve in equity.

Some insurance contracts without a guaranteed or fixed account term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability in accordance with local accounting principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force are recorded as DPAC and VOBA assets respectively and are amortized to the income statement over time. If the assumptions relating to the future profitability of these policies are not realized, the amortization of these costs could be accelerated and may even require write-offs due to unrecoverability.

Actuarial assumptions

The main assumptions used in measuring DPAC, VOBA and the liabilities for life insurance contracts with fixed or guaranteed terms relate to mortality, morbidity, investment return and future expenses. Depending on local accounting principles, surrender rates may be considered.

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. For contracts insuring survivorship, allowance may be made for further longevity improvements. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are either prescribed by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States, Canada and some of the smaller country units, is the annual long-term growth rate of the underlying assets. As equity markets do not move in a systematic manner, assumptions as to the long-term growth rate are made after considering the effects of short-term variances from the long-term assumptions (a reversion to the mean assumption). The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on estimates of actual and future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation if appropriate.

Surrender rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor and policyholder behavior. Credible own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

Reserve for guaranteed minimum benefits

In the United States, a guaranteed minimum withdrawal benefit is offered directly on some variable annuity products AEGON issues and is also assumed from a ceding company. This benefit guarantees a policyholder can withdraw a certain percentage of the account value, starting at a certain age or duration, for either a fixed period or the life of the policyholder.

Certain variable insurance contracts also provide guaranteed minimum death benefits and guaranteed minimum income benefits. Under a guaranteed minimum death benefit, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The guaranteed minimum income benefit feature provides for minimum payments if the contractholder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contractholder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value. These benefits subject the company to equity market risk, since poor market performance will cause the guaranteed benefits to exceed the policyholder account value and thus become in the money.

In Canada, variable products sold are known as “Segregated Funds”. Segregated funds are similar to variable annuities, except that they include a capital protection guarantee for mortality and maturity benefits (guaranteed minimum accumulation benefits). The initial guarantee period is ten years. The ten-year period may be reset at the contractholder’s option for certain products to lock in market gains. The reset feature cannot be exercised in the final decade of the contract and for many products can only be exercised a limited number of times per year. The management expense ratio charged to the funds is not guaranteed and can be increased at management’s discretion.

Separate account group contracts of AEGON The Netherlands are large group contracts that have an individually determined asset investment underlying the pension contract. The guarantee given is that the profit sharing is the minimum of 0% or the realized return (on an amortized cost basis), both adjusted for the technical interest of either 3% or 4%. If there is a negative profit sharing, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed.

For AEGON The Netherlands, within individual unit-linked policies, the sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (of 3% or 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only.

The following table provides information on the liabilities for guarantees for minimum benefits:

In million EUR				2007				2006
	United States [1]	Canada [1]	The Netherlands [2]	Total	United States [1]	Canada [1]	The Netherlands [2]	Total
At January 1	(28)	492	275	739	(28)	586	378	936
Incurred guarantee benefits	24	50	7	81	(26)	(37)	(235)	(298)
Paid guarantee benefits		4		4		4		4
Net exchange differences		39		39	3	(17)		(14)

At June 30	(4)	585	282	863	(51)	536	143	628

In million EUR, at June 30				2007				2006
	United States [1]	Canada [1]	The Netherlands [2]	Total	United States [1]	Canada [1]	The Netherlands [2]	Total
Account value	2,906	3,695	6,573	13,174	1,870	3,487	5,616	10,973
Net amount at risk	1	584	46	631	5	790	66	861

[1]	Guaranteed minimum accumulation and withdrawal benefits

[2]	Fund plan and unit-linked guarantees

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts:

In million EUR				2007				2006
	GMDB [1]	GMIB [2]	GMAB [3]	Total	GMDB [1]	GMIB [2]	GMAB [3]	Total
At January 1	117	123	768	1,008	126	121	1,407	1,654
Incurred guarantee benefits	(21)	(27)	(499)	(547)	21	6	(887)	(860)
Paid guarantee benefits	15	12	—	27	(16)	—	—	(16)
Net exchange differences	(3)	(3)	—	(6)	(9)	(9)	—	(18)

At June 30	108	105	269	482	122	118	520	760

In million EUR, at June 30				2007				2006
	GMDB [1]	GMIB [2]	GMAB [3]	Total	GMDB [1]	GMIB [2]	GMAB [3]	Total
Account value	23,401	8,047	26,180	57,628	22,951	8,568	22,161	53,680
Net amount at risk	1,352	233	11	1,596	2,259	355	41	2,655
Average attained age of contract holders	65	64	NR		66	64	NR

[1]	Guaranteed minimum death benefit in the United States

[2]	Guaranteed minimum income benefit in the United States

[3]	Guaranteed minimum accumulation benefit in the Netherlands – 2006 information has been adjusted to reflect the change in accounting principles. See Note 1.1 for more information.

In addition, AEGON reinsures the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least fourteen years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, AEGON pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At June 30, 2007, the reinsured account value was EUR 8.2 billion (December 31, 2006: EUR 8.4 billion) and the guaranteed remaining balance was EUR 5.0 billion (December 31, 2006: EUR 5.5 billion).

The reinsurance contract is accounted for as a derivative and is carried in AEGON’s balance sheet at fair value. At June 30, 2007, the contract had a value of EUR 29.3 million (December 31, 2006: EUR 15.1 million). AEGON entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity index futures contracts to mitigate the effect of equity market movement on the reinsurance contract and the purchase of over-the-counter interest rate swaps to mitigate the effect of movements in interest rates on the reinsurance contracts.

Amortization of Deferred Policy Acquisition Cost, including Value of Business Acquired

At June 30, 2007, the reversion to the mean assumptions for variable products, primarily variable annuities, were as follows in the United States: gross long-term equity growth rate of 9% (2006: 9%); gross short-term growth rate of 4.75% (2006: 6.25%); gross short- and long-term fixed security growth rate of 6% (2006: 6%); and the gross short- and long-term growth rate for money market funds of 3.5% (2006: 3.5%). For Canada, these assumptions, at June 30, 2007, were as follows: gross long-term equity growth rate of 9% (2006: 9%); and gross short-term growth rate of 9% (2006: 11%). For both countries the reversion period for the short-term rate is five years.

The movement in DPAC over the first six months of 2007 can be summarized and compared to the first six months of 2006 as follows:

In million EUR	Six months ended June 30,
	2007	2006
At January 1	10,938	10,789
Costs deferred/rebates granted during the year	893	933
Acquisitions through business combination	41	—
Amortization through income statement	(578)	(595)
Shadow accounting adjustments	133	418
Net exchange differences	(106)	(518)
Other movements	(39)	5

At June 30	11,282	11,032

The movement in VOBA over the first six months of 2007 can be summarized and compared to the first six months of 2006 as follows:

In million EUR	Six months ended June 30,
	2007	2006
At January 1	3,959	4,396
Additions	—	3
Acquisitions through business combination	65	12
Amortization / depreciation through income statement	(142)	(112)
Shadow accounting adjustments	98	150
Net exchange differences	(27)	(226)
Other movements	5	(1)

At June 30	3,958	4,222

DPAC, VOBA per line of business

In million EUR	June 30, 2007	December 31, 2006
DPAC per line of business
Life and protection	5,807	5,666
Individual savings and retirement products	1,296	1,326
Pensions and asset management	3,135	3,005
Institutional guaranteed products	229	172
Reinsurance	813	767
General insurance	2	2

	11,282	10,938

In million EUR	June 30, 2007	December 31, 2006
VOBA per line of business
Life and protection	1,803	1,824
Individual savings and retirement products	139	152
Pensions and asset management	1,191	1,120
Institutional guaranteed products	44	42
Reinsurance	678	710
Distribution	103	111

	3,958	3,959

ii Fair value of investment contracts

Investment contracts issued by AEGON are either carried at fair value (if they are designated as financial liabilities at fair value through profit or loss) or amortized cost (with fair value being disclosed in the notes to the consolidated financial statements). These contracts are not quoted in active markets and their fair values are determined by using valuation techniques, such as discounted cash flow methods and stochastic modeling. All models are validated and calibrated. A variety of factors are considered, including time value, volatility, policyholder behavior, servicing costs and fair values of similar instruments.

iii Fair value of investments and derivatives determined using valuation techniques

Financial instruments

In the absence of an active market, the fair value of non-quoted investments in financial assets is estimated by using present value or other valuation techniques. For example, the fair value of non-quoted fixed interest debt instruments is estimated by discounting expected future cash flows using a current market rate applicable to financial instruments with similar yield, credit quality and maturity characteristics. For mortgage and other loans originated by the Group interest rates currently being offered for similar loans to borrowers with similar credit ratings are applied. The fair value of floating interest rate debt instruments and assets maturing within a year is assumed to be approximated by their carrying amount.

Financial derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that market participants would consider and are based on observable market data when available. All models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter (OTC) derivative financial instruments represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. The values for OTC derivatives are verified using observed market information, other trades in the market and dealer prices, along with management judgment.

Derivatives embedded in insurance and investment contracts

Certain bifurcated embedded derivatives in insurance and investment products are not quoted in active markets and their fair values are determined by using valuation techniques. Because of the dynamic and complex nature of these cash flows, stochastic techniques under a variety of market return scenarios are often used. A variety of factors are considered, including expected market rates of return, market volatility, correlations of market returns, discount rates and actuarial assumptions.

The expected returns are based on risk-free rates, such as the current London Inter-Bank Offered Rate (LIBOR) forward curve or the current rates on local government bonds. Market volatility assumptions for each underlying index are based on observed market implied volatility data or observed market performance. Correlations of market returns across underlying indices are based on actual observed market returns and relationships over a number of years preceding the valuation date. The current risk-free spot rate is used to determine the present value of expected future cash flows produced in the stochastic projection process.

Assumptions on customer behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

iv Impairment of financial assets

There are a number of significant risks and uncertainties inherent in the process of monitoring investments and determining if impairment exists. These risks and uncertainties include the risk that the Group’s assessment of an issuer’s ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer and the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated. Also, there is a risk that new information obtained by the Group or changes in other facts and circumstances will lead the Group to change its investment decision. Any of these situations could result in a charge against the income statement in a future period to the extent of the impairment charge recorded.

Debt instruments

Debt instruments are impaired when it is considered probable that not all amounts due will be collected as scheduled. Factors considered include industry risk factors, financial condition, liquidity position and near-term prospects of the issuer, nationally recognized credit rating declines and a breach of contract.

The amortized cost and fair value of bonds, money market investments and other included in our available-for-sale (AFS) and held to maturity portfolios are as follows as of June 30, 2007:

In million EUR	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
Bonds
- United States government	3,477	44	(59)	3,462	1,393	2,069
- Dutch government	2,219	2	(91)	2,130	252	1,878
- Other government	16,620	302	(302)	16,620	7,070	9,550
- Mortgage backed	10,923	47	(137)	10,833	4,965	5,868
- Asset backed	10,314	39	(114)	10,239	4,142	6,097
- Corporate	55,047	943	(1,259)	54,731	22,745	31,986
Money market investments	3,057	—	—	3,057	3,057	—
Other	837	74	(47)	864	550	314

Total	102,494	1,451	(2,009)	101,936	44,174	57,762

Of which held by AEGON USA and AEGON The Netherlands	90,631	1,142	(1,567)	90,206	39,983	50,223

Unrealized Bond Losses by Sector

AEGON regularly monitors industry sectors and individual debt securities for evidence of impairment. This evidence may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations, 5) high probability of bankruptcy of the issuer or 6) nationally recognized credit rating agency downgrades. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. Under IFRS, a security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows. A specific security is considered to be impaired when it is determined that it is probable that not all amounts due (both principal and interest) will be collected as scheduled.

The composition by industry categories of AFS securities held by AEGON USA and AEGON The Netherlands at June 30, 2007, excluding common, preferred shares, and limited partnerships in an unrealized loss, is presented in the table below. The following unrealized losses relate to the securities of 2,221 individual issuers.

Unrealized losses – bonds

	June 30, 2007		December 31, 2006
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Asset Backed Securities (ABSs) – Aircraft	28	(4)	63	(7)
ABSs – CBOs	282	(4)	103	(3)
ABSs – Housing related	2,574	(48)	1,493	(29)
ABSs – Credit cards	1,134	(11)	670	(7)
ABSs – Other	1,866	(42)	1,691	(25)
Collateralized mortgage backed securities	5,835	(137)	4,363	(72)
Financial	9,548	(275)	7,226	(134)
Industrial	13,698	(494)	11,258	(335)
Utility	2,885	(110)	2,615	(80)
Sovereign exposure	12,060	(395)	6,391	(121)

Total	49,910	(1,520)	35,873	(813)

The information presented above is subject to rapidly changing conditions. As such, AEGON expects that the level of securities with overall unrealized losses will fluctuate. The recent volatility of financial market conditions has resulted in increased recognition of both investment gains and losses, as portfolio risks are adjusted through sales and purchases.

As of June 30, 2007 there are EUR 1,068 million of gross unrealized gains and EUR 1,520 million of gross unrealized losses in the AFS bonds portfolio. No one issuer represents more than 4% of the total unrealized position. The largest single issuer unrealized loss is EUR 38 million and related to a portfolio of sovereign securities, which contains fixed income positions of investment grade quality.

When AEGON has made the decision to sell a security in a loss position as of the balance sheet date, an impairment loss has been recognized to write the book value of the security down to fair value. AEGON generally has the intent and ability to hold all other securities in unrealized loss positions to full recovery or maturity. If a particular asset does not fit the company’s long term investment strategy and is in an unrealized loss position due solely to interest rate changes, the security has been impaired to fair value under US GAAP only. Because the company has not made a decision to sell the security, there are no fundamental credit issues, and AEGON has not suffered any economic loss, these securities are not impaired under IFRS.

The following is a description of AEGON’s significant unrealized loss positions by industry sector as of June 30, 2007.

Asset Backed Securities

ABS – Housing and ABS - Other

ABS-housing includes debt issued by US securitization trusts collateralized by pools of loans to borrowers who are generally considered subprime and are secured by first and second mortgage loans on one to four family homes and manufactured housing. ABS-other includes debt issued by securitization trusts collateralized by various other assets including auto loans, student loans, and other asset categories. The aggregate unrealized loss is 2% of the market value of these two sectors. 88% of unrealized losses relate to AAA rated securities and 95% of unrealized losses relate to securities rated A or higher. See below for a more detailed analyses on AEGON’s exposure to US subprime positions. The unrealized losses are more a reflection of interest rate movements rather than credit related concerns. Where credit events may be impacting the unrealized losses, cash flows are modeled using assumptions for defaults and recoveries as well as including actual experience to date. When models do not indicate full recovery of principal and interest, the securities are impaired to fair value. When these models indicate full recovery of principal and interest, no impairment is taken. AEGON does not consider securities in an unrealized loss position as of June 30, 2007, to be impaired.

Subprime Mortgage Investments

Subprime mortgages are loans to homebuyers who have weak or impaired credit histories. In recent years, the market for these loans has expanded rapidly. During that time, however, lending practices and credit assessment standards grew steadily weaker. As a result, the market is now experiencing a sharp increase in the number of loan defaults. Investors in subprime assets include not only mortgage lenders, but also brokers, hedge funds and insurance companies. However, it is not necessarily the size of the exposure that is important, but rather the quality of a particular company’s investments. Investments rated AA or above represented 99.5% of AEGON’s subprime investments.

AEGON’s businesses in the United States do not sell or buy subprime mortgages directly, nor do they invest in any credit derivatives related to the subprime market. AEGON’s position is related to so-called “asset-backed securities” - bonds that use subprime mortgages as collateral. The tables below summarize the credit quality and the vintage year of our securities. As of June 30, 2007, the amortized cost of investments backed by subprime mortgage loans was EUR 3,342 million and the market value, as determined by third party sources, was EUR 3,300 million. These positions are included in the ABS Housing industry category.

By Rating (in EUR millions):

	Subprime Mortgage Investments
AAA	2,311	70.1%
AA	971	29.4%
A	11	0.3%
BBB	4	0.1%
<BBB	3	0.1%

Total	3,300	100.0%

By Vintage (in EUR millions):

	Subprime Mortgage Investments
Pre-2002	56	1.7%
2002	190	5.7%
2003	549	16.6%
2004	228	6.9%
2005	612	18.6%
2006	815	24.7%
2007	850	25.8%

Total	3,300	100.0%

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Mortgage-Backed Securities

The unrealized loss on mortgage-backed securities is EUR 137 million, of which EUR 90 million relates to commercial mortgage-backed securities (CMBS). The fundamentals of the CMBS market are, on average, strong. Aggressive underwriting at the loan level and an unprecedented amount of capital chasing commercial real estate, however, continue to be the themes. Capitalization rates have compressed to historically low levels following the decline in interest rates as well as a compression in risk spread. The introduction of the 20% and 30% subordinated super senior AAA classes provides an offset to these negative fundamentals. Of the CMBS unrealized loss, 26% is attributed to the Lehman Brothers and UBS origination platform (‘LBUBS’) deal shelf which is collateralized by diversified mortgages. The unrealized losses are a function of the absolute size of our LBUBS holdings, EUR 662 million, and not due to credit rated concerns. We believe that the underlying investments are well underwritten and have performed relatively better than other comparable CMBS structures. The unrealized loss overall (and specific to LBUBS) is not credit driven but rather a reflection of the move in interest rates and spreads relative to where these deals were originally priced. For those securities in an unrealized loss position, the market to book ratio is 98%. As the unrealized losses on AEGON’s mortgage-backed securities are attributable to interest rate increases and not fundamental credit problems with the issuer or collateral, we did not consider the underlying investments to be impaired as of June 30, 2007. The mortgage-backed securities category include Alt-A mortgage investments - a more detailed analyses on these positions is provided below.

Alt-A Mortgage Investments

Alt-A loans are made to borrowers whose qualifying mortgage characteristics do not meet the standard underwriting criteria established by the GSEs (Government-Sponsored Enterprises). The typical Alt-A borrower has a credit score high enough to obtain an “A” standing, which is especially important since the score must compensate for the lack of other necessary documentation related to borrower income and/or assets. Investments rated AAA or above represented 99.6% of AEGON’s Alt-A investments.

AEGON’s investments in Alt-A mortgages are in the form of mortgage backed securities. AEGON’s Alt-A investments are all backed by loans with fixed interest rates for the entire term of the loan. Additionally, one-third of the Alt-A portfolio is invested in super-senior tranches. Mortgage-backed securities classified as super-senior are those that substantially exceed the subordination requirements of AAA-rated securities. The tables below summarize the credit quality of the underlying loans backing the securities and the vintage year. The amortized cost of investments backed by Alt-A securities was EUR 769 million as of June 30, 2007. The market value of the Alt-A investments was EUR 763 million as of June 30, 2007.

By Rating (in EUR millions):

	Alt-A Mortgage Investments
AAA	759	99.5%
AA	1	0.1%
A	3	0.4%
BBB	—	—
<BBB	—	—

Total	763	100.0%

By Vintage (in EUR millions):

	Alt-A Mortgage Investments
Pre-2002	1	0.1%
2002	3	0.4%
2003	10	1.3%
2004	99	13.0%
2005	270	35.5%
2006	373	48.8%
2007	7	0.9%

Total	763	100.0%

There are no other individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Financial

The fundamentals of the financial sector are solid. It is a high credit quality sector and represents a moderate portion of the corporate debt market. Unrealized losses in the financial sector are generally not a result of fundamental problems with individual issuers. Since the securities with unrealized losses are trading close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2007. The financial sector can be further divided in the Banking, Brokerage, Insurance, REIT’s and Financial-Other sub-sectors. These sub-sectors account for respectively 50%, 11%, 16%, 9% and 14% of the unrealized losses in the financial sector.

Banking

The absolute exposure to the banking sub-sector in AEGON’s portfolio is large and of high quality. Because of the sector’s size, the absolute dollar amount of unrealized losses is large, but the overall market value as a percent of book value on all securities in an unrealized loss position is 97%.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 15 million. While the sector has some exposure to the subprime market, the issuers are highly diversified and any impact is not expected to be material to their credit profile.

Brokerage

The overall market to book ratio on all securities in an unrealized loss position is 97%.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 15 million. One issuer is subject to a pending LBO transaction, which is expected to weaken its credit profile to below investment grade, but it accounts for only about 10% of the sector’s unrealized loss position and AEGON does not consider its position to be impaired. While the sector has some exposure to the subprime market, the issuers are highly diversified and any impact is not expected to be material to their credit profile.

Insurance

The overall market to book ratio on all securities in an unrealized loss position is 96%.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 15 million. The sector has peripheral exposure to the subprime market through individual companies’ investment portfolios, with such exposures primarily in tranches of structured assets rated AA and above. To date, the issuers have not taken any write-offs against these holdings. So, while the sector has some exposure to the subprime market, the issuers are highly diversified and any impact is not expected to be material to their credit profile.

REIT’s

The REIT sub-sector is a relatively defensive sector and represents a modest portion of the corporate debt market. The overall market to book ratio on all securities in an unrealized loss position is 98%.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Financial - Other

The overall market to book ratio on all securities in an unrealized loss position is 97% in this sub-sector.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million. One issuer is subject to a pending leverage buy out (LBO) transaction, which is expected to weaken its credit profile to below investment grade, but it accounts for only about one-quarter of the sector’s unrealized loss position and AEGON does not consider its position to be impaired. While the sector has some exposure to the subprime market, most issuers are highly diversified and any impact is not expected to be material to their credit profile. However, one issuer is experiencing the negative affects of the subprime market environment, but it accounts for less than 10% of the sector’s unrealized loss position and AEGON does not consider its position to be impaired. Subprime mortgage lender bankruptcies have had no direct impact on the portfolio.

Industrial

The Industrial sector is further sub divided in the Basic industries / capital goods, Consumer Cyclical, Consumer Non-Cyclical, Energy, Technology, Transportation and Communications and Industrial other. These sub-sectors account for respectively 8%, 10%, 17%, 26%, 10%, 4%, 5%, 16% and 4% of the unrealized losses in the industrial sector.

Basic Industries and Capital Goods

The basic and capital goods industries encompass various sub-sectors ranging from aerospace/ defense to packaging. The most significant of these are addressed individually. Packaging accounts for 6% of the basic and capital goods industries. The unrealized losses in the packaging sector, which represents 9% of the basic industries and capital goods sector, were connected to higher raw material costs, a poor harvesting season, and M&A speculation. Resin, an important component related to plastic packaging, continues to fluctuate with the price of oil, creating some uncertainty in future raw materials costs. The metal can and glass producers have been relatively successful passing through raw materials costs in the form of variable contracts for aluminum, energy and soda ash. Some food packaging companies have seen a weakening in demand due to higher food prices (i.e. milk, cheese). Overall credit fundamentals, however, remain solid within this sector.

The unrealized losses in the paper and forest product sector, which represents 10% of the basic and capital goods industries, are linked to interest rates, strengthening of the Canadian dollar, overall housing slowdown and higher raw material costs. The slowdown in housing has put a significant amount of pressure on lumber producers, forcing several sawmills to shut down indefinitely to correct supply and demand imbalances. Cardboard producers have suffered from higher raw materials costs caused by new Asian demand. The North American newspaper sector continues to struggle as more and more individuals move to electronic media as their information source.

The environmental sector, which accounts for 4% of the basic and capital goods industries, has been hurt by high energy and transportation costs. The sector is very sensitive to energy costs, as the majority of the business centers around the collection of waste by fleets of trucks. Price initiatives have been instituted and pricing is catching up to the higher energy costs.

Building products make up 19% of the basic and capital goods industries. The building products sector is highly correlated to the housing market. Fundamentals have dramatically weakened in the homebuilding sector and the building product sector has come under technical pressure as order activity has slowed and cancellation rates have increased. The unrealized losses in the aerospace/defense sub-sector are primarily interest rate related and there are limited fundamental credit issues in the sector. The aerospace/defense sub-sector accounts for 11% of the total sector.

While the performance of some of the individual credits and sub sectors was somewhat below expectations, overall, valuations remain largely stable. The overall market to book ratio on securities in an unrealized loss position is 97%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns.

AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2007.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Consumer Cyclical

The consumer cyclical sub-sector covers a range of industries including autos, home construction, lodging, media, and retailers. These industries include some of the largest credit issuers in the market. As a result, AEGON’s absolute exposure is large, but the overall market to book ratio is 96% on all securities in an unrealized loss position.

The automotive industry accounts for approximately 13% of the unrealized loss position. The underlying fundamentals driving sales and earnings performance continue to be pressured as a result of declining Big 3 market share. The lost market share and high raw material costs have negatively impacted suppliers. The Big 3 have made progress with their respective restructuring plans to modestly improve credit profiles, but the pressure to further improve costs and stabilize market share remains. The upcoming UAW labor contract negotiations could provide cost savings that boost restructuring plans as the UAW will feel pressure to provide concessions given the fundamental weakness of the original equipment manufacturers (OEMs). Liquidity is healthy and provides an opportunity for GM and Ford to execute their turnaround plans. GM and Ford ended the second quarter 2007 with liquidity of EUR 20 billion and EUR 36 billion, respectively. As of June 30, 2007, AEGON held EUR 25 million B- rated bonds of General Motors, which carried unrealized losses of EUR 1 million. AEGON held EUR 36 million B rated and EUR 22 million CCC+ rated bonds of Ford Motor Company, which carried no unrealized losses. For autos, the overall market to book ratio is 97% on all securities in an unrealized loss position.

With respect to the other industries included in this sub-sector, fundamentals have held up relatively well, but a slowing economy and moderating consumer sentiment is likely to weaken results in the upcoming year. Homebuilders, retailers, and gaming companies have showed signs of stress as higher interest rates, oil/gas prices, and utility costs are taking their toll on discretionary spending. Lodging continues to perform well as results are tied more closely to business spending than consumer tourism spending. Many of the consumer sectors have been the target of leveraged buyouts and merger and acquisition activity, which could lead to credit deterioration. Higher interest rates than a few years ago have clearly been one of the primary drivers of those securities with unrealized losses in this sector with homebuilders likely the most affected. Fundamentals in the homebuilding industry have weakened due to higher interest rates and oversupply which have led to a decrease in order activity and high cancellation rates. The key question will be when the supply imbalance moderates. Additionally, the subprime issues have had a dramatic effect on the homebuilding fundamentals, and have impacted the homebuyer’s ability to finance a home purchase. In the home building sector as of June 30, 2007, AEGON held EUR 4 million bonds rated less than BBB- and EUR 176 million bonds rated investment grade, which carried unrealized losses of EUR 1 million and EUR 4 million, respectively. In the retail industry, bondholders have been negatively impacted by increased mergers and acquisitions, leveraged buyout activity, and debt financed shareholder buybacks.

The overall market to book ratio on all public securities and private securities in an unrealized loss position is 96%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit-related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2007.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Consumer Non-Cyclical

The consumer non-cyclical companies continue to maintain fairly stable credit profiles. Consumer products, food and beverage fundamentals have modestly weakened due to higher input costs and somewhat stagnant pricing. Additionally, shareholder friendly actions and related restructuring have been done at the expense of bondholders. For private placements (which represent 32% of the gross unrealized loss position), the vast majority contain covenants that protect the bondholder from these shareholder friendly actions. Supermarkets have improved same store sales, but operating margins continue to be pressured by a very competitive food retail environment. Pharmaceuticals have had some modest sales and operating margin deterioration due to a number of branded products coming off of patent including FDA pressures and governmental reimbursements. In addition, many of the consumer sectors have been the target of leveraged buyouts and merger and acquisition activity, which could lead to significant credit deterioration.

Overall, the sector represents a large portion of the corporate debt market. As a result, AEGON’s absolute exposure is large and the absolute dollar amount of unrealized losses is also large, but the overall market to book ratio is 96% on all public and private securities in an unrealized loss position. The vast majority of the unrealized losses in the consumer non-cyclical sector is not the result of fundamental problems with individual issuers, but is primarily due to increases in interest rates; therefore, AEGON does not consider those unrealized losses to be impaired as of June 30, 2007.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Energy

The energy sector includes independent oil and natural gas exploration and production companies, refiners, integrated energy companies active in both exploration/production and refining, and oil field service companies. Underlying fundamentals remain strong in the sector, bolstered by continued high commodity prices. Strong cash flow has largely been directed to increasing capital expenditure budgets and share repurchase programs. Costs are escalating, however, putting pressure on some companies’ ability to find and produce oil and natural gas. Consolidation continues in the sector, although most transactions are funded conservatively.

The overall market to book ratio on all securities in an unrealized loss position is 96%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2007.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Technology

The unrealized losses in the technology sector are primarily related to interest rates, higher channel inventory and weakness in demand for handsets. Both industry categories within the technology sub-sectors (enhanced messaging service (EMS) & semiconductors) continue to consolidate to improve overall efficiencies and supply and demand imbalances. Several of the companies within the industry are undergoing reorganizations and have yet to realize projected cost savings, therefore increasing execution risk. In addition, the sector continues to be under heavy scrutiny related to LBO possibilities due to considerable cash balances, low leverage and recurring revenue streams (software). Technology typically has a seasonal up-tick in the second half of the year related to the back-to-school season and the Christmas holiday. The overall market to book ratio on securities in an unrealized loss position is 97%. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2007.

There are no other individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Transportation

The unrealized losses in the transportation sub-sector were predominantly in the railway and transportation services segments. The railway sector (54% of total unrealized losses) is beginning to show signs of a slowing economy with weaker volume across most cargos. Thus far, the railroads have maintained pricing power which has more than offset the weaker volume. The fundamentals remain intact but the sector has been the target of shareholder friendly activity and LBO risk. The transportation services sector (41% of total unrealized losses) has seen growth that has outpaced the economy in the first half of the year. Overall, fundamentals remain intact but there has been a large amount of LBO speculation which has increased spread volatility in the sector. The airlines have been experiencing an improved operating environment due mainly to capacity reduction domestically and improved pricing and demand on international routes. Fuel costs remain the most significant risk for airlines in the near-term; however, these costs have been largely passed through to the customer. Airlines make up 5% of the transportation sub-sector’s unrealized losses. These unrealized losses, as well as the other unrealized losses in this sector, are not a result of fundamental problems with individual issuers; rather they are more a reflection of interest rate movements, general market volatility and duration.

The overall market to book ratio on all securities in an unrealized loss position is 96%. AEGON has evaluated the near-term prospects of issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2007.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Communications

Many companies in the communications sector continue to focus on increasing shareholder returns. This has escalated event risk within the sector and caused many companies to increase financial leverage. Fundamentals also remain challenging, with wire line telecom companies experiencing accelerating line losses due to competition from wireless providers, as well as cable and other voice over internet protocol (VoIP) providers. Media companies are suffering from a tepid advertising environment, with advertising dollars shifting to “new” forms of media. This has led to lower returns on equity, historically low equity multiples, and poor stock performance. In some cases activist shareholders and private equity firms have forced management to respond by increasing financial leverage, consolidation, or asset divestitures. The net effect is a weaker credit profile for many companies.

The overall market to book ratio on all securities in an unrealized loss position is 96%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration rather than credit related concerns.

Based on the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss, AEGON does not consider the remaining book values to be impaired as of June 30, 2007.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Utility

The utility sector is further sub divided in the Electric, Natural gas and Other. These sub-sectors account for respectively 74%, 21% and 5% of the unrealized losses in the utility sub-sector.

Electric

In the aftermath of 2002’s melt-down, the theme for electric utilities turned to a focus on the basics of good business. Companies focused on optimizing their regulated operations and minimizing the volatility in other areas of their businesses. The industry also focused on strengthening their balance sheets through debt-reduction and maximizing cash flows. During 2007 fundamentals continued to improve, and are generally expected to continue to see marginal improvement through 2008. Longer-term, the most concerning issues on the horizon appear to be growing capital expenditures programs, the possibility of CO2 legislation, a renewed interest in expanding riskier unregulated generation projects, and an increasingly uncertain state regulatory environment driven by rising energy prices. Industry merger and acquisition activity for regulated utilities has become less of a concern over the near-term following the failure of two large merger attempts in 2006. The overall market to book ratio on all securities in an unrealized loss position is 96%. Since the securities with unrealized losses are trading so close to par, the market is indicating there is little or no risk of default. The unrealized losses are more a reflection of interest rate movements, general market volatility and duration than credit related concerns. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2007.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Natural Gas

Pipeline companies have maintained strong credit fundamentals via asset sales, strong cash flows, and renewed strength in select non-regulated business segments. Specifically, those companies with natural gas production units and/or gas processing have enjoyed very strong margins. With respect to capital deployment, pipeline companies are increasingly emphasizing organic growth projects over acquisitions. This has been driven by the higher cost of doing acquisitions in this consolidating sector, as well as the need to develop infrastructure as natural resources are extracted from new regions and basins. The maintenance and replacement of existing energy infrastructure has also been an area of increased investment by pipeline and distribution companies. Acquisition activity that is taking place is focused more on asset sales/purchases, as some industry participants are sharpening their business focus by moving away from the energy/utility conglomerate business model, or focusing their activities on regulated or non-regulated activities, respectively. One area of ongoing and increasing concern is the prospect for leveraged buy-outs within the sector. The overall market to book ratio on all securities in an unrealized loss position is 97%. AEGON evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2007.

There are no individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Sovereigns

Sovereigns include government issued securities including Dutch government bonds, US Treasury, agency and state bonds; substantially all of the unrealized losses relate to A or higher rated securities. Three issuers in this sector have unrealized losses greater than EUR 15 million.

•	AEGON owns EUR 1.9 billion of US Treasuries as of June 30, 2007, of which all are AAA rated securities with unrealized losses of EUR 39 million.

•

Over EUR 15 million of the unrealized losses in this sector relate to Small Business Administration (SBA) debt. When SBA holdings in the sovereign sector are combined with SBA holdings in the ABS—other sector, AEGON holds EUR 740 million AAA rated bonds of the issuer’s securities with unrealized losses of EUR 20 million. The overall market to book ratio is 98% on all SBA debt in an unrealized loss position.

•	AEGON owns EUR 2.1 billion of Dutch government bonds with EUR 91 million of unrealized losses all related to movements in interest rates.

•	AEGON owns EUR 8.1 billion of other government bonds with EUR 246 million of unrealized losses all related to movements in interest rates.

As the unrealized losses on AEGON’s sovereign holdings are attributable to interest rate increases, the unrealized losses are not considered by AEGON to be impaired at June 30, 2007.

There are no other individual issuers rated below investment grade in this sector which have unrealized loss positions greater than EUR 15 million.

Unrealized Loss by Maturity

The table below shows the composition by maturity of all bonds in an unrealized loss position held by AEGON USA and AEGON The Netherlands at June 30, 2007.

Maturity Level

In million EUR	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	3,431	(35)
Over 1 thru 5 years	13,994	(268)
Over 5 thru 10 years	24,700	(964)
Over 10 years	7,785	(253)

Total	49,910	(1,520)

Unrealized Loss by Credit Quality

The table below shows the composition by credit quality of bonds in an unrealized loss position held by AEGON USA and AEGON The Netherlands at June 30, 2007.

In million EUR	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Treasury Agency	11,443	(373)
AAA	10,323	(235)
AA	4,355	(110)
A	10,379	(345)
BBB	11,050	(369)
BB	1,343	(47)
B	888	(31)
Below B	129	(10)

Total	49,910	(1,520)

The table below provides the length of time a security has been below cost and the respective unrealized loss at June 30, 2007.

In million EUR	Investment grade carrying value of securities with gross unrealized losses	Below investment grade carrying value of securities with gross unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 -12 months	30,519	1,787	(729)	(52)
> 12 months	17,031	573	(703)	(36)

Total	47,550	2,360	(1,432)	(88)

Realized gains and losses on bonds of AEGON USA and AEGON The Netherlands for the six months ended June 30, 2007:

In million EUR	Gross Realized Gains	Gross Realized Losses
Bonds	243	(201)

Gross realized gains include EUR 39 million of bond recoveries and gross realized losses include EUR 21 million of bond impairments.

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired at June 30, 2007.

Time period

In million EUR	0 -12 months	> 12 months	Total
Bonds	(100)	(80)	(180)

The following list describes securities which represented more than 5% of the EUR 180 million of realized losses on sales of fixed maturity securities:

A loss of EUR 8 million was realized on the sale of SLM. An announcement of an LBO agreement caused the security to be internally downgraded, triggering a name limitation violation. In order to regain compliance, our analysts decided to sell a significant portion of our holdings in SLM.

Losses were also realized on US Government Securities of EUR 33 million. These losses are attributable purely to interest rate movements and the timing of when the securities were bought and sold.

Impairment losses and recoveries

The composition of AEGON’s bond impairments losses and recoveries by issuer, according to IFRS, for the six months ended June 30, 2007 are presented in the table below, those above EUR 8 million are specifically noted.

In million EUR	(Impairment) / Recovery
Issuer Name
Impairments:
Aerco	(9)
Other Impairments (15 unique issuers)	(12)

Sub-total	(21)
Recoveries:
Hoteloc	10
Other Recoveries (40 unique issuers)	29

Sub-total	39

Net Impairments and Recoveries	18

In 2007, AEGON recognized EUR 39 million in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

In the first and second quarters of 2007, AEGON recorded EUR 10 million in recoveries on Hoteloc. The underlying collateral (hotels) was sold and the notes paid out at par.

In 2007, a EUR 9 million loss was realized on Aerco. The debt represents a beneficial interest in a portfolio of pooled aircraft leases. Cash flows were negatively impacted by a reduction in revenues, an increase in expenses, and a sizable reduction in reserve funds over the past three months to cover minimum payments within the capital structure (in part due to a sale of aircraft in December). Due to an adverse change in discounted cash flows, AEGON realized an impairment loss in the first and second quarters of 2007.

Equity instruments classified as available for sale

Objective evidence of impairment of an investment in an equity instrument classified as available for sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment.

Equity securities held in an unrealized loss position that are below cost for over six months or significantly below cost at the balance sheet date are evaluated for an other than temporary impairment. If an individual stock is considered to be impaired on an other than temporary basis, the value of the stock is written down to fair value for US GAAP purposes. Additionally, as part of an ongoing process, the equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

AEGON applies the same monitoring practices and evaluation process for identifying impairments of shares for IFRS as for US GAAP purposes.

These factors typically require significant management judgment. For equity securities considered to have an other-than-temporary impairment during the first six months 2007, a realized loss was recognized. The impairment review process has resulted in EUR 6 million of impairment charges for AEGON for the six months ended June 30, 2007.

As of June 30, 2007, there are EUR 870 million of gross unrealized gains and EUR 50 million of gross unrealized losses in the equity portfolio of AEGON. There are no securities held by AEGON USA with an unrealized loss of more than EUR 5 million. AEGON The Netherlands held one security with an unrealized loss of EUR 11 million, there were no other securities with an unrealized loss of more than EUR 5 million.

The table below represents the unrealized gain and loss share positions held by AEGON The Netherlands and AEGON USA.

in million EUR	Cost basis	Carrying value	Net unrealized gains/ (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses
Shares	4,199	5,000	801	3,920	849	1,080	(48)

The composition of shares by industry sector in an unrealized loss position held by AEGON The Netherlands and AEGON USA at June 30, 2007 is presented in the table below.

Unrealized losses–shares

	June 30, 2007		December 31, 2006
In million EUR	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Communication	7	(0)	9	(1)
Consumer cyclical	26	(3)	9	(1)
Consumer non-cyclical	36	(4)	25	(2)
Financials	846	(28)	218	(9)
Funds	11	(0)	14	(1)
Industries	34	(4)	36	(3)
Resources	5	(1)	7	(1)
Services cyclical	13	(1)	19	(1)
Services non-cyclical	20	(2)	10	(1)
Technology	46	(3)	42	(4)
Transport	11	(1)	5	(0)
Other	25	(1)	30	(3)

	1,080	(48)	424	(27)

The table below provides the unrealized loss on shares at June 30, 2007 broken down by the period of time they have been below cost.

Time Period

In million EUR	0 - 12 months	> 12 months	Total
Shares	(46)	(2)	(48)

Impairment losses on shares

The table below provides the length of time the shares held by AEGON The Netherlands and AEGON USA were below cost prior to the impairment in the first six months of 2007.

Time Period

In million EUR	0 - 12 months	> 12 months	Total
Shares	(4)	(2)	(6)

v Valuation of defined benefit plans

The liabilities or assets recognized in the balance sheet in respect of defined benefit plans is the difference between the present value of the projected defined benefit obligation at the balance sheet date and the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity that approximate the terms of the related pension liability. Actuarial assumptions used in the measurement of the liability include the discount rate, the expected return on plan assets, estimated future salary increases and estimated future pension increases. To the extent that actual experience deviates from these assumptions, the valuation of defined benefit plans and the level of pension expenses recognized in the future may be affected.

Refer to Note 25 of Item 18 as included in the Form 6-K furnished to the SEC on September 12, 2007.

vi Recognition of deferred tax assets

Deferred tax assets are established for the tax benefit related to deductible temporary differences, carryforwards of unused tax losses and carryforwards of unused tax credits when in the judgment of management it is more likely than not that AEGON will receive the tax benefits. Since there is no absolute assurance that these assets will ultimately be realized, management reviews AEGON’s deferred tax positions periodically to determine if it is more likely than not that the assets will be realized. Periodic reviews include, among other things, the nature and amount of the tax income and expense items, the expected timing when certain assets will be used or liabilities will be required to be reported and the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can utilize to increase the likelihood that the tax assets will be realized. These strategies are also considered in the periodic reviews.

vii Valuation of share appreciation rights and share options

Because of the inability to measure the fair value of employee services directly, fair value is measured by reference to the fair value of the rights and options granted. This value is estimated using a binomial option pricing model, taking into account the respective vesting and exercise periods of the share appreciation rights and share options.

The volatility is derived from quotations from external market sources and the expected dividend yield reflects AEGON’s current dividend yield. Future blackout periods are taken into account in the model in conformity with current blackout periods. The expected term is explicitly incorporated in the model by assuming that early exercise occurs when the share price is greater than or equal to a certain multiple of the exercise price. This multiple has been set at two based on empirical evidence. The risk free rate is the interest rate for Dutch government bonds for periods ending on the last day of the exercise period.

2.3 Results of Operations – first six months 2007 compared to first six months 2006

Results of operations

In million EUR	Six months ended June 30,
	2007	2006 *)%
		Adjusted
By secondary segment
Life and protection	610	788	(23)
Individual savings and retirement products	299	328	(9)
Pensions and asset management	263	1,113	(76)
Institutional products	188	187	1
Reinsurance	75	97	(23)
Distribution	19	4
General insurance	17	34	(50)
Other	(105)	(146)	28
Share in net results of associates	17	13	31

Operating earnings before tax	1,383	2,418	(43)
Gains/(losses) on investments	193	113	71
Impairment charges	3	(25)
Other income/(charges)	54	9

Income before tax	1,633	2,515	(35)
Income tax	(271)	(593)	(54)

Net income	1,362	1,922	(29)
Net operating earnings	1,054	1,726	(39)

Operating earnings before tax geographically
Americas	1,079	1,118	(3)
The Netherlands	207	1,317	(84)
United Kingdom	137	109	26
Other countries	65	19
Holding and other activities	(104)	(138)	25
Eliminations	(1)	(7)

Operating earnings before tax	1,383	2,418	(43)

*)

2006 information has been adjusted to reflect the retrospective application of the change in accounting principles relating to guarantees in the Netherlands, the change in definition of operating earnings to include our share in the net results of associates and a new line of business format. See Note 1.1 in Item 1 for more information.

Sales

In million EUR	Six months ended June 30,
	2007	2006	%
New life sales
Life single premiums	7,173	4,802	49
Life recurring premiums annualized	910	943	(3)
Total recurring plus 1/10 single	1,627	1,423	14
Life	615	571	8
Savings products	1	0
Pensions	825	690	20
BOLI/COLI	58	29	100
Reinsurance	128	133	(4)

Total recurring plus 1/10 single	1,627	1,423	14
New premium production accident and health insurance	336	413	(19)
New premium production general insurance	25	31	(19)
Gross deposits (on and off balance sheet)
Fixed annuities	349	539	(35)
Variable annuities	1,424	1,437	(1)
Savings products	1,297	1,370	(5)
Retail mutual funds	1,138	1,265	(10)
Pensions and asset management	6,085	5,819	5
Institutional guaranteed products	12,585	8,669	45
Reinsurance	0	2

Total gross deposits	22,878	19,101	20
Net deposits (on balance sheet)
Fixed annuities	(2,650)	(2,663)	0
Variable annuities	(316)	(108)	(193)
Pensions and asset management	335	139	141
Institutional guaranteed products	1,738	699	149
Savings deposits	115	(21)

Total net deposits	(778)	(1,954)	60

Revenues geographically first six months 2007

In million EUR	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities and eliminations	Total
Total life insurance gross premiums	3,506	1,930	5,672	1,088	—	12,196
Accident and health insurance premiums	952	138	0	42	—	1,132
General insurance premiums	0	253	0	68	—	321

Total gross premiums	4,458	2,321	5,672	1,198	—	13,649
Investment income	2,797	982	1,253	114	30	5,176
Fees and commission income	537	218	150	32	—	937
Other revenues	0	0	0	1	4	5

Total revenues	7,792	3,521	7,075	1,345	34	19,767

Number of employees, including agent-employees	14,957	6,334	4,739	3,503	174	29,707

This report includes two non-GAAP financial measures: operating earnings before tax and net operating earnings. The reconciliation of these measure to the most comparable GAAP measure is shown below in accordance with Regulation G. AEGON believes the non-GAAP measures shown herein, together with the GAAP information, provides meaningful measures for the investing public to evaluate AEGON’s business relative to the businesses of our peers.

In million EUR	Six months ended June 30,
	2007	2006 *)%
		Adjusted
Net operating earnings	1,054	1,726	(39)
Income tax on operating earnings	329	692	(52)
Operating earnings before tax	1,383	2,418	(43)
Net gains on investments	281	655	(57)
Other income	212	10
Net losses on investments	(88)	(542)	84
Impairment charges	3	(25)
Other charges	(181)	(1)
Policyholder tax	23	0

Income before tax	1,633	2,515	(35)

*)

As adjusted for the retrospective application of the accounting change relating to guarantees in the Netherlands and, where applicable, for the change in definition of operating earnings to include our share in the net results of associates. See Note 1.1 in Item 1 for more information.

Overview

Operating earnings before tax in the first six months of 2007 declined 43% compared to the results of the first six months of 2006 (or 40% on constant currency exchange rates) from EUR 2,418 million to EUR 1,383 million. The decline in operating earnings for the group was due primarily to a reduction of earnings in the Dutch organization. In the comparable period last year EUR 1,128 million of guarantee provisions were released as a result of the positive impact of rising interest rates in the Netherlands.

In the first six months of 2007, the fair value movements of guarantees did not have an impact on operating earnings; hedge ineffectiveness of hedges of guarantees are included in gains/losses on investment as part of non operating earnings. In the first six months of 2006 the hedge program was not in place, operating earnings before tax in the first six months of 2006 included EUR 1,128 million of profits related to fair value movements of guarantees primarily related to an increase in interest rates. Excluding the effect of the guarantees on operating earnings for the first six months of 2006, the 2007 operating earnings before tax rose by 7%.

Operating earnings before tax in the Americas increased 4% to USD 1,434 million (decreased 3% to EUR 1,079 million) in the first six months of 2007. Earnings from fair value items were down slightly compared to earnings from last year. Operating earnings showed solid growth across almost all lines of business. This was partially offset by some reserve strengthening in reinsurance and expenses related to the consolidation of the Kansas City operation.

Operating earnings before tax in the first six months of 2007 in the Netherlands were down significantly compared to those in the same period last year due to the release of EUR 1,128 million of guarantee provisions in the first half of 2006. Excluding the effect of the guarantees operating earnings before tax rose by 10% to EUR 207 million, reflecting a better investment performance partially offset by lower technical results in non-life due to storm claims. Also, operating earnings in the six months of 2006 included a release of provisions.

Operating earnings before tax in the UK rose by 23% to GBP 92 million compared to GBP 75 million in the first six months of 2006. The increase reflects strong growth in non-pension businesses such as annuities, investment bonds and individual protection.

Operating earnings before tax in Other countries amounted to EUR 65 million, up from EUR 19 million in the first six months of 2006. The increase was mainly due to stronger earnings in Central and Eastern Europe, as well as an increase in operating earnings from Spain.

Net income declined by 29% to EUR 1,362 million in the first six months of 2007. Operating earnings before tax decreased by 43% compared to the same period last year as discussed above. This decrease was partially offset by an increase in gains/losses on investments. Investment trading gains in the Americas and the Netherlands were offset by negative fair value changes on derivatives to lengthen the duration of the investment portfolio and a negative impact from hedge ineffectiveness of hedges of guarantees in the Netherlands. Other income / (charges) of EUR 31 million include a one time gain related to the acquisition of OPTAS N.V. (“OPTAS”) and the effect of a refinement of the calculation of the unit-linked guarantees. In the second quarter of 2007, the acquisition of OPTAS was completed. The acquired net assets amounted to EUR 1.7 billion, EUR 212 million higher than the acquisition price of EUR 1.5 billion resulting in a one-time gain at acquisition. Starting with the second quarter of 2007, AEGON refined its method of calculating the fair value of the guarantees included in its unit-linked products in order to align these calculations with the calculations currently used for the group pension contracts and traditional products. This change in accounting estimate has been applied prospectively. The cumulative impact on net income before tax recognized in the second quarter of 2007 amounts to a loss of EUR 181 million.

New life sales rose by 14% in the first six months of 2007 driven mainly by strong sales in Other countries and in the United Kingdom. In the Americas, new life sales totaled USD 594 million in the first six months of 2007, 7% higher than sales in the first six months of 2006. In addition, production during the first six months of 2006 included approximately USD 50 million in sales related to the more aggressive forms of investor-owned life insurance, which were discontinued during the second half of 2006. Excluding these investor-owned life insurance sales, retail sales in the first six months of 2007 were up 18% compared to sales in the first six months of 2006. New life sales in the Netherlands showed a 10% decrease over the same period last year.

Total gross deposits increased by 20% compared to the same period in 2006 due to growth in institutional products, pensions and asset management, and variable annuities. This growth was partially offset by a decline in sales of fixed annuities, retail mutual funds and savings deposits. Net deposits improved significantly due mainly to higher net deposits in institutional products.

Total revenue generating investments at the end of June 2007, amounted to EUR 378 billion, up from to EUR 363 billion at the 2006 year-end.

ii AMERICAS

In million	Six months ended June 30,			Six months ended June 30,
	2006 USD	2007 *) USD	%	2007 EUR	2006 *) EUR	%
		Adjusted			Adjusted
By secondary segment
Life	364	356	2	274	289	(5)
Accident and health	239	206	16	180	167	8

Life and protection	603	562	7	454	456	0
Fixed annuities	245	245	0	184	199	(8)
Variable annuities	126	137	(9)	95	112	(15)
Retail mutual funds	12	2		9	2

Individual savings and retirement products	383	384	0	288	313	(8)
Pensions and asset management	98	80	23	74	65	14
Institutional guaranteed products	218	194	12	164	158	4
BOLI / COLI	32	36	(11)	24	29	(17)

Institutional products	250	230	9	188	187	1
Reinsurance	100	119	(16)	75	97	(23)

Operating earnings before tax	1,434	1,375	4	1,079	1,118	(3)
Gains/(losses) on investments	181	(119)		136	(97)
Impairment charges	5	(26)		4	(21)

Income before tax	1,620	1,230	32	1,219	1,000	22
Income tax	(466)	(346)	35	(351)	(281)	25

Net income	1,154	884	31	868	719	21
Net operating earnings	1,041	979	6	783	796	(2)
Commissions and expenses	2,396	2,221	8	1,803	1,806	0
of which operating expenses	1,062	947	12	798	770	4

*)	2006 information has been adjusted to reflect a new line of business format. See Note 1.1 in Item 1 for more information.

In million	Six months ended June 30,			Six months ended June 30,
	2007 USD	2006 USD	%	2007 EUR	2006 EUR	%
New life sales	594	554	7	447	450	(1)
Gross deposits (on and off balance)	27,143	20,423	33	20,425	16,603	23
New life sales
Life single premiums	933	520	79	702	423	66
Life recurring premiums annualized	501	502	0	377	408	(8)

Total recurring plus 1/10 single	594	554	7	447	450	(1)
Life	346	355	(3)	261	288	(9)
BOLI / COLI	78	35	123	58	29	100
Reinsurance	170	164	4	128	133	(4)

Total recurring plus 1/10 single	594	554	7	447	450	(1)
New premium production accident and health insurance	428	472	(9)	322	384	(16)
Gross deposits (on and off balance)
Fixed annuities	463	663	(30)	349	539	(35)
Variable annuities	1,889	1,763	7	1,421	1,434	(1)
Retail mutual funds	1,432	1,478	(3)	1,077	1,202	(10)
Pensions and asset management	6,634	5,852	13	4,993	4,757	5
Institutional guaranteed products	16,725	10,664	57	12,585	8,669	45
Reinsurance	—	3		0	2

Total gross deposits	27,143	20,423	33	20,425	16,603	23

Exchange rates

	Weighted average rate Six months ended June 30		Closing rate as of
Per 1 EUR	2007	2006	June 30, 2007	Dec. 31, 2006
USD	1.3289	1.2301	1.3505	1.3170
CAD	1.5059	1.3990	1.4245	1.5281

Results

New life sales totaled USD 594 million in the first six months of 2007, 7% higher than sales in the same period last year. New life sales in the first six months of 2006 included approximately USD 50 million in sales related to the more aggressive forms of investor-owned life insurance, which were discontinued during the second half of 2006. Excluding these investor-owned life insurance sales, sales in the first six months of 2007 were up 18% compared to sales in the first six months of 2006.

AEGON Americas operating earnings before tax for the first six months of 2007 increased by USD 59 million, or 4%, compared to the results of the first six months of 2006. Operating earnings before tax excluding the over/under performance on certain items reported at fair value increased USD 66 million or 5%. The total over performance of the fair value items in the first six months of 2007 was down slightly compared to the performance from the same period last year as the positive fair value asset and total return annuity results were partially offset by a decline in segregated fund earnings. Operating earnings before tax excluding the over/under performance on these items reported at fair value showed solid growth in 2007 across almost all lines of business. In addition, mortality/morbidity results have been favorable in the first six months of 2007 compared to the results for the same period last year, offset by some reserve strengthening in reinsurance and increased expenses associated with the 2007 consolidation of AFP Kansas City and Cedar Rapids operations.

Net income for the first six months of 2007, which includes net realized gains and losses on investments, increased 31% to USD 1,154 million compared to USD 884 million for the same period in 2006. During the first six months of 2007, gains/(losses) on investments were USD 181 million compared to a loss of USD 119 million in the first six months of 2006. Net impairment recoveries were USD 5 million for the first six months of 2007 compared to net charges of USD 26 million for the first six months of 2006. The total year-to-date effective tax rate was 28.8% for 2007 compared to 28.1% for 2006.

Life and protection

New life sales for retail products were USD 346 million during the first six months of 2007 compared to US 355 million in the same period last year. Sales during the first six months of 2006 included approximately USD 50 million of sales related to the more aggressive forms of investor-owned life insurance, which were discontinued during the second half of 2006. Excluding these 2006 investor-owned life insurance sales, retail life sales in the first six months of 2007 was up 13% compared to the results in the first six months of 2006. Accident and health new premium production of USD 428 million for the first six months of 2007 decreased 9% compared to the results for the first six months of 2006.

Operating earnings before tax of USD 603 million for the first six months of 2007 increased USD 41 million, or 7%, compared to the results for the first six months of 2006. The total over performance of the fair value items in the first six months of 2007 was up USD 12 million compared to the performance in the first six months of 2006 due mostly to the strong hedge fund results in the first six months of 2007. The remaining increase in operating earnings was the result of solid growth of the inforce business, improvement in mortality/morbidity experience and a favorable legal settlement in the first six months of 2007. Offsetting these positive items were increased expenses associated with the consolidation of AFP Kansas City and Cedar Rapids operations and a favorable DPAC amortization in the first six months of 2006.

Individual savings and retirement products

Total individual savings and retirement deposits of USD 3,784 million for the first six months of 2007 decreased USD 120 million, or 3%, compared to the results for the same period in 2006. Variable annuity sales of USD 1,889 million for the first six months of 2007 increased 7% compared to sales for the same period last year as a result of the continued built-out and restructure of our wholesaling team. Increases in variable annuity sales were offset by declines in both fixed annuity and mutual fund sales of 30% and 3% respectively compared to the results for the first six months of 2006.

Operating earnings before tax of USD 383 million for the first six months of 2007 decreased USD 1 million compared to the results for the first six months of 2006. The total over performance on the fair value items in the first six months of 2007 was down USD 35 million compared to the performance in the first six months of 2006, due mostly to the losses on the segregated funds, which were offset partially by higher earnings on the total return annuity products. Operating earnings before tax in the first six months of 2007 included favorable mortality experience on payout annuities, higher fees on variable annuities and mutual funds, partially offset by a negative impact from the decline in retail fixed annuity balances.

Pensions and asset management

Pension deposits grew to USD 5,798 million, an increase of USD 802 million, or 16%, compared to the first six months of 2006 levels. Third party asset management sales declined USD 20 million to USD 836 million during the first six months 2007 compared to the results during the first six months of 2006.

Operating earnings before tax of USD 98 million for the first the first six months 2007 increased USD 18 million or 23% compared to the results for the first six months 2006. The increase was primarily due to strong organic business growth related to increases in account balances from positive net cash flows and favorable equity markets.

Institutional products

Institutional guaranteed products sales in the first six months of 2007 of USD 16,725 million, were 57% higher than sales in the same period last year. Sales of on balance sheet guaranteed spread-based products were USD 8,985 million for the first six months of 2007, an increase of USD 2,216 million, or 33%, compared to results for the first six months 2006. The increase was due to higher issuance of medium term notes from the US and Ireland platforms. Sales of off balance sheet fee-based products were USD 7,740 million in the first six months of 2007 compared to USD 3,895 million in the first six months of 2006.

Standardized life production of BOLI/COLI products increased to USD 78 million in the first six months of 2007 from USD 35 million in the first six months of 2006. Sales during the first six months of 2007 include two significant single premium cases totaling USD 400 million.

Operating earnings before tax of USD 250 million for the first six months of 2007 increased USD 20 million or 9% compared to the results for the first six months of 2006. The total over performance of the fair value items in the first six months of 2007 was up USD 18 million compared to the performance in the first six months of 2006 due mostly to the strong hedge funds results in the first six months of 2007. The remaining increase in operating earnings for the period is primarily due to the strong organic business growth compared to the first six months of 2006, partially offset by lower spreads.

Reinsurance

Reinsurance new life sales of USD 170 million in the first six months of 2007 increased USD 6 million compared to sales in the first six months of 2006.

Operating earnings before tax of USD 100 million for the first six months of 2007 decreased USD 19 million or 16% compared to the results for the first six months of 2006. The decrease was primarily attributable to less favorable mortality and a reserve strengthening for a closed block of variable annuity guarantees in the first six months of 2007, partially offset by growth of the inforce business.

Net operating earnings

Net operating earnings increased 6% in the first six months of 2007 to USD 1,041 million. The effective tax rate on operating earnings for the first six months of 2007 was 27.5% compared to 28.8% for the first six months of 2006. The decline was due to higher earnings on foreign operations with lower tax rates.

Commissions and expenses

Commissions and expenses rose by USD 175 million to USD 2,396 million in the first six months of 2007. Operating expenses totaled USD 1,062 million in the first six months of 2007, an increase of 12% compared to the results in the same period last year. This increase was primarily the result of organic growth, additional expenses associated with the acquisition of Clark Inc. in the first quarter of 2007 and additional costs related to the consolidation of the Kansas City administration functions.

iii THE NETHERLANDS

In million EUR	Six months ended June 30,
	2007	2006 *)%
		Adjusted
By secondary segment
Life	87	302	(71)
Accident and health	19	17	12

Life and protection	106	319	(67)
Individual savings and retirement products	11	16	(31)
Pensions and asset management	76	950	(92)
Distribution	16	12	33
General insurance	(3)	17
Share in net results of associates	1	3	(67)

Operating earnings before tax	207	1,317	(84)
Gains/(losses) on investments	122	185	(34)
Impairment charges	(1)	(4)	(75)
Other income / (charges)	31	—

Income before tax	359	1,498	(76)
Income tax	35	(333)

Net income	394	1,165	(66)
Net operating earnings	154	931	(83)
Commissions and expenses	573	522	10
of which operating expenses	392	341	15

New life sales	115	128	(10)
Gross deposits (on and off balance)	1,565	1,504	4
New life sales
Life single premiums	618	628	(2)
Life recurring premiums annualized	53	65	(18)

Total recurring plus 1/10 single	115	128	(10)
Life	49	54	(9)
Pensions	66	74	(11)

Total recurring plus 1/10 single	115	128	(10)
New premium production accident and health insurance	11	26	(58)
New premium production general insurance	14	20	(30)
Gross deposits (on and off balance)
Pensions and asset management	268	134	100
Saving productions	1,297	1,370	(5)

Total gross deposits	1,565	1,504	4

*)

2006 information has been adjusted to reflect the retrospective application of the change in accounting principles relating to guarantees in the Netherlands, the change in definition of operating earnings to include our share in the net results of associates and a new line of business format. See Note 1.1 in Item 1 for more information.

Results

New life sales of AEGON The Netherlands amounted to EUR 115 million in the first six months of 2007, a decrease of EUR 13 million compared to the first six months of 2006. Pensions sales decreased by 11% reflecting lower sales in all sales channels. Life sales decreased by 9% reflecting increases in immediate annuities and mortgage related products which were more than offset by lower unit linked sales due to continued public debate regarding fair-pricing.

Operating earnings before tax amounted to EUR 207 million for the first six months of 2007, compared to adjusted operating earnings before tax of EUR 1,317 million over the same period last year. The first six months of 2006 included EUR 1,128 million of fair value profits related to the guarantees. Excluding the effect of the guarantees, operating earnings increased by EUR 18 million primarily reflecting a better investment performance that was partially offset by lower technical results in non-life due to storm claims. Also, operating earnings in the six months of 2006 included a release of provisions.

Net income declined by 66% to EUR 394 million in the first six months of 2007. The decline in net income is primarily related to the gains on guarantees included in the 2006 numbers.

Gains/ (losses) on investment of EUR 122 million compare to EUR 185 million in the first six months of 2006. Decrease primarily reflects hedge ineffectiveness of the hedges of guarantees. Investment trading gains in the Netherlands were further offset by negative fair value changes on derivatives to lengthen the duration of the investment portfolio.

Other income / (charges) of EUR 31 million include a one-time gain related to the acquisition of OPTAS N.V. (“OPTAS”) and the effect of a refinement of the calculation of the unit-linked guarantees. In the second quarter of 2007, the acquisition of OPTAS was completed. The acquired net assets amounted to EUR 1.7 billion, EUR 212 million higher than the acquisition price of EUR 1.5 billion resulting in a one-time gain at acquisition. Starting with the second quarter of 2007, AEGON refined its method of calculating the fair value of the guarantees included in its unit-linked products in order to align these calculations with the calculations currently used for the group pension contracts and traditional products. This change in accounting estimate has been applied prospectively. The cumulative impact on income before tax recognized in the second quarter of 2007 amounts to a loss of EUR 181 million.

Life and protection

Sales of life products decreased 9% to EUR 49 million due to a decrease of unit-linked sales, partly offset by growth in immediate annuities and mortgage related products. The EUR 15 million decline in accident and health production was mainly due to lower sales compared to the first six months of 2006 when a new disability product (WIA) was successfully introduced following a change in Dutch government legislation.

Operating earnings for life totaled EUR 87 million, down from EUR 302 million in the same period in 2006. The first six months of 2006 included EUR 240 million of fair value profits related to the guarantees. Excluding the effect of the guarantees, operating earnings increased by EUR 25 million. This increase was mainly the result of a better investment performance of fair value investments in 2007. Operating earnings in the first six months of 2006 included a release of a provision of EUR 10 million. Operating earnings before tax from accident and health for the fist six months of 2007 increased to EUR 19 million, compared to EUR 17 million in the comparable period last year, mainly due to better technical results on a growing inforce book partially offset by lower investment income.

Individual savings and retirement products

Deposits in the “Levensloop” product, introduced in 2006, proved to be recurring and amounted to EUR 60 million in the first six months of 2007, bringing the total amount now deposited at EUR 165 million.

Operating earnings from the individual savings business decreased to EUR 11 million for the first six months of 2007, compared to EUR 16 million last year, due to higher allocation of distribution expenses.

Pensions and asset management

Sales of pensions decreased 11% to EUR 66 million in the first six months of 2007. Sales of managed assets rose to EUR 268 million, up from EUR 134 million in the first six months of 2006, due to the sale of a large institutional mandate.

The pensions and asset management businesses reported operating earnings of EUR 76 million for the first six months of 2007, compared to EUR 950 million last year. The first six months of 2006 included EUR 888 million of fair value profits related to the guarantees. Excluding the effect of the guarantees, operating earnings increased by EUR 13 million. Lower technical results and an increase in commissions and expenses offset a better relative performance from fair value investments.

Distribution

Operating earnings for the distribution business rose to EUR 16 million for the first six months of 2007, up from EUR 12 million for the comparable period, primarily as a result of the inclusion of Unirobe, an independent distribution business, as of the fourth quarter of 2006. Despite the increase, operating earnings from distribution businesses were impacted by a shift from upfront to recurring commissions for life insurance sales, following a change in Dutch government legislation.

General insurance

New premium production for general insurance declined to EUR 14 million mainly as increasing competition negatively impacted pricing in this segment.

Operating earnings from general insurance fell to a loss of EUR 3 million for the first six months of 2007 compared to a gain of EUR 17 million in the comparable period last year, due to provisioning for claims following the storms in the Netherlands in the first quarter of 2007 and lower investment income.

Net operating earnings

Net operating earnings decreased to EUR 154 million for the first six months of 2007, down from EUR 931 million in the same period last year. The effective tax rate in the first six months of 2006 was higher, due to tax-exempted investment losses on the fair value assets.

Commissions and expenses

Commissions and expenses rose 10% to EUR 573 million for the first six months of 2007. Operating expenses increased EUR 51 million to EUR 392 million, due to the consolidation of Unirobe and one-off provision releases in the second quarter of 2006. Excluding these items, operating expenses were stable for the first six months of 2007 compared to the same period last year.

iv UNITED KINGDOM

In million	Six months ended June 30,			Six months ended June 30,
	2007 GBP	2006 *) GBP	%	2007 EUR	2006 *) EUR	%
		Adjusted			Adjusted
By secondary segment
Life and protection	20	4		30	6
Pensions and asset management	70	77	(9)	104	111	(6)
Distribution	2	(6)		3	(8)

Operating earnings before tax	92	75	23	137	109	26
Gains/(losses) on investments	(5)	(2)		(8)	(3)
Impairment charges	0	(1)		0	(1)
Other income/(charges) [1]	15	11	36	23	16	44

Income before tax	102	83	23	152	121	26
Income tax attributable to policyholder return	(15)	0		(23)	0

Income before income tax on shareholders return	87	83	5	129	121	7
Income tax on shareholders return	14	(8)		22	(12)

Net income	101	75	35	151	109	39
Net operating earnings	105	65	62	156	96	63
Commissions and expenses	306	279	10	455	406	12
of which operating expenses	187	174	7	278	254	9

New life sales	605	499	(21)	899	727	24
Gross deposits (on and off balance)	377	529	(29)	560	770	(27)
New life sales [2]
Life single premiums	3,591	2,417	49	5,332	3,520	51
Life recurring premiums annualized	246	257	(4)	366	375	(2)
Total recurring plus 1/10 single	605	499	21	899	727	24
Life	94	77	22	140	111	26
Pensions	511	422	21	759	616	23

Total recurring plus 1/10 single	605	499	21	899	727	24
Gross deposits (on and off balance)
Pensions and asset management	377	529	(29)	560	770	(27)

Total gross deposits	377	529	(29)	560	770	(27)

*)	2006 information has been adjusted to reflect a new line of business format. See Note 1.1 in Item 1 for more information.

[1]

Included in other non-operating income/(charges) are charges made to policyholders with respect to income tax. There is an equal and opposite tax charge which is reported in the line Income tax attributable to policyholder return.

[2]

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to our investment contract liabilities.

Exchange rates

	Weighted average rate Six months ended June 30		Closing rate as of
			June 30, 2007	Dec. 31, 2006
Per 1 EUR	2007	2006
GBP	0.6734	0.6867	0.6740	0.6921

Results

Operating earnings before tax amounted to GBP 92 million compared to GBP 75 million in the first six months of 2006. The increase reflects strong growth in non-pension businesses such as annuities, investment bonds and individual protection. Lower bond markets and investments to strengthen AEGON UK’s asset management capabilities largely offset the impact of higher equity markets on fund-related charges of the pension business during the first six months of 2007. Earnings in the first six months of 2006 also included GBP 11 million of charges related to incentive plans for registered individuals and staff.

Net income, which includes net gains/losses on investments and impairment charges, increased 35% to GBP 101 million. Other income / (charges) is used to report charges made to policyholders in respect of corporation tax. These non-operating earnings are offset by an equal and opposite amount included in the line income tax attributable to policyholder return. In the first six months of 2006, other income / (charges) included a gain of GBP 11 million related to the sale of Luxembourg-based subsidiary Scottish Equitable International to La Mondiale Participations.

Effective April 2008, UK corporation tax will change from 30% to 28%. As a result, deferred tax liabilities were reduced leading to a one-time tax credit of GBP 38 million in the second quarter of 2007.

Life and protection

Sales of life and protection products amounted to GBP 94 million, an increase of 22% from the first six months of 2006, driven by continued strong sales of annuities. Of the total, GBP 4 million in new life sales in the first six months 2007 related to bulk annuities.

Operating earnings for life and protection products totaled GBP 20 million in the first six months of 2007, up from GBP 4 million. This significant increase was primarily the result of growing blocks of annuity and protection business.

Pensions and asset management

Sales of pensions grew by 21% in the first six months of 2007 to GBP 511 million driven by strong sales of individual pensions and investment bonds. In asset management, strong growth in retail sales was more than offset by a decline in institutional sales. Sales of retail mutual funds and managed assets reached GBP 377 million compared to GBP 529 million last year.

Operating earnings for pensions and asset management amounted to GBP 70 million compared to GBP 77 million in the first six months of 2006. In the first six months of 2007, lower bond markets and investments to strengthen AEGON UK’s asset management capabilities more than offset the impact of higher equity markets on fund related charges.

Distribution

Operating earnings for the distribution business amounted to GBP 2 million in the first six months of 2007, compared to an operating loss over the same period in 2006 of GBP 6 million. In the first six months of 2006, operating earnings included a charge of GBP 11 million related to the incentive plan for registered individuals and staff related to the accelerated acquisition of the remaining 40% stake in Positive Solutions.

Net operating earnings

Net operating earnings in the first six months of 2007 increased by 62% to GBP 105 million. Effective April 2008, UK corporation tax will change from 30% to 28%. As a result, deferred tax liabilities were reduced leading to a one-time tax credit of GBP 38 million in the second quarter of 2007.

Commissions and expenses

Total commissions and expenses in the first six months of 2007 rose 10% to GBP 306 million, reflecting higher commissions due to business growth, investments to strengthen AEGON UK’s asset management capabilities, growth of the distribution businesses, as well as higher amortization of deferred acquisition costs. Operating expenses increased by 7% to GBP 187 million, a result primarily of investment and growth in the business.

v OTHER COUNTRIES

In million EUR	Six months ended June 30,
	2007	2006 *)%
		Adjusted
By secondary segment
Life	18	5
Accident and health	2	2	0

Life and protection	20	7
Saving products	(1)	(2)
Mutual funds	1	1	0

Individual savings and retirement products	0	(1)
Pensions and asset management	9	(13)
General insurance	20	17	18
Other	0	(1)
Share in net results of associates	16	10	60

Operating earnings before tax	65	19
Gains/(losses) on investments	5	15	(67)
Other income / (charges)	0	(1)

Income before tax	70	33
Income tax	(35)	(9)

Net income	35	24	46
Net operating earnings	31	13
Commissions and expenses	170	194	(12)
of which operating expenses	80	67	19

New life sales	166	118	41
Gross deposits (on and off balance)	328	224	46
New life sales
Life single premiums	521	231
Life recurring premiums annualized	114	95	20

Total recurring plus 1/10 single	166	118	41
Life	165	118	40
Saving products	1	0

Total recurring plus 1/10 single	166	118	41
New premium production accident and health insurance	3	3
New premium production general insurance	11	11
Gross deposits (on and off balance)
Variable annuities	3	3
Retail mutual funds	61	63	(3)
Pensions and asset management	264	158	67

Total gross deposits	328	224	46

*)

2006 information has been adjusted to reflect the change in definition of operating earnings to include our share in the net results of associates and a new line of business format. See Note 1.1 for more information.

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the Other countries segment, and which do not report in EUR, are summarized in the table below.

Per 1 EUR	Six months ended June 30,
	2007	2006
Czech Republic Krona (CZK)	28.121	28.429
Hungarian Forint (HUF)	250.292	260.291
New Taiwan Dollar (NTD)	44.106	40.430
Polish Zloty (PLN)	3.853	3.877
Ren Min Bi Yuan (CNY)	10.258	9.821
Slovakian Koruna (SKK)	33.964	37.489

Please note that the Other countries segment is accounted for in the financial statements in euro, but the operating results for the individual country units within Other countries are accounted for, and discussed, in terms of the local currencies of those country units.

Results

New life sales in Other countries totaled EUR 166 million in the first six months of 2007, an increase of 41% compared to the same period last year.

In Other countries, operating earnings before tax, which include share in net results of associates, amounted to EUR 65 million compared to EUR 19 million in the first six months of 2006. The increase reflects primarily strong earnings development in CEE as well as an increase in operating earnings in Spain.

AEGON’s share in net results of associates amounted to EUR 16 million compared to EUR 10 million in the first six months of 2006.

Net income, which includes net gains/losses on investments, amounted to EUR 35 million compared to EUR 24 million in the first six months of 2006. The effective tax rate in the first six months of 2007 was 50%, largely a result of a non-recognition of the increase of the deferred tax asset in Taiwan.

Life and protection

New life sales in Taiwan in the first six months of 2007 increased by 21% to NTD 3.1 billion (EUR 70 million) compared to the same period last year driven by strong sales of unit-linked products.

In Central and Eastern Europe, new life sales totaled EUR 62 million in the first six months of the 2007, a sharp increase from EUR 37 million over the same period of 2006. Sales of single premium life insurance through bank partnerships showed very strong during the period, supported by strong equity market. Recurring premium sales also showed a strong increase compared with the first six months of 2006, a result of various successful distribution initiatives in the broker channel and the tied agent network across the region, particularly in Poland.

In Spain, new life sales in the first six months of 2007 rose to EUR 30 million, up from EUR 14 million, reflecting the proportional inclusion of bancassurance sales through AEGON’s joint ventures with Caja de Badajoz and Caja Navarra.

Total operating earnings from life and protection from Other countries amounted to EUR 20 million in the first six months of 2007 compared to EUR 7 million in the first six months of 2006. This mainly reflects higher earnings in CEE, due to fast growing book in Poland, favorable technical and expenses results in Hungary and the deferral of policy acquisition costs in Slovakia. Also, the inclusion of the bancassurance partnership with Caja Navarra in Spain contributed to an increase in operating earnings in this period. Operating earnings also improved in Taiwan due to higher premium income, better mortality and morbidity results and lower reinsurance costs.

Pensions and asset management

Pensions and assets management sales in Other countries amounted to EUR 264 million in the first six months of 2007. In CEE, pensions and asset management sales increased to EUR 256 million, up from EUR 158 million in the first six months of 2006. The increase is a reflection of strong pension fund sales in Hungary and Slovakia and the inclusion of the newly acquired Polish pension fund management company PTE AEGON Poland.

Operating earnings from pensions and asset management in the first six months of 2007 totaled EUR 9 million, compared to an operating loss of EUR 13 million in the same of last year. This turnaround in operating earnings is primarily the result of lower acquisition costs in the Slovakian pension business. Growth in pension assets under management in Hungary and the inclusion of the newly acquired Polish pension fund management company PTE AEGON Poland also contributed to the improvement in earnings.

General insurance

The general insurance line of business in Other countries represents the general insurance business in Hungary. New premium production general insurance for the first six months of 2007 was in line with the comparable period in 2006.

Operating earnings before tax for Other countries’ general insurance business rose 18% in the first six months of 2007 to EUR 20 million. This increase was due to favorable technical results from AEGON Hungary’s general insurance operations. Within the Other countries region, AEGON Hungary is the only country unit with general insurance activities.

Associates

The partnership with Caja de Ahorros del Mediterraneo (CAM) saw a decrease of 26 % in new life sales to EUR 66 million (on a 100% basis). The partnership with CAM is not consolidated in AEGON’s accounts. AEGON includes its share in the earnings from CAM in the line share in net results of associates.

AEGON’s share in net results of associates amounted to EUR 16 million in the first six months of 2007, compared to EUR 10 million over the same period last year. This line includes profit from AEGON’s partnership with CAM in which AEGON holds a 49.99% interest and the Group’s 35% stake in La Mondiale Participations.

Commissions and expenses

Commissions and expenses decreased 12% to EUR 170 million in the first six months of 2007, a reflection of lower commissions and higher deferred expenses in both Taiwan and CEE. In Taiwan, this was the result of the significant shift in product mix and the reduction of commissions on certain products. In Slovakia, in 2006 acquisition costs were exceptionally high, due to the growth on the pension business following pension reform. Operating expenses increased mainly in CEE and Spain. In CEE this was because of investments in distribution, the start up of the mortgage business in Hungary and the inclusion of pension fund management company PTE AEGON Poland. In Spain, the inclusion of the new bancassurance joint ventures added overall operating expenses.

vi Liquidity and capital resources

General

AEGON conducts its capital management processes at various levels in the organization. The main goal of AEGON’s capital management is to manage the capital adequacy of its operating companies to high standards within leverage tolerances consistent with strong capitalization.

Capital adequacy

AEGON manages capital adequacy at the level of its country units and their operating companies. AEGON seeks to support its internal capital adequacy levels at the higher of local regulatory requirements, 165% of the relevant local Standard & Poor’s capital adequacy models or internally imposed requirements. During 2006, the capital adequacy of AEGON’s operating units continued to be strong. All of AEGON’s units were capitalized within these tolerances.

Capital base

AEGON applies leverage tolerances to its capital base. The capital base reflects the capital employed in core activities and consists of shareholders’ equity, capital securities, and dated subordinated and senior debt. AEGON targets its capital base (excluding revaluation reserve) to comprise at least 70% shareholders’ equity (excluding revaluation reserve), 25% capital securities and a maximum of 5% dated subordinated and senior debt. At June 30, 2007, AEGON’s capital base was as follows: shareholders’ equity capital represented 75% of its total capital base, while perpetual capital securities comprised 17% of its total capital base. Senior and dated subordinated debt accounted for the remaining 8%. The ratio of shareholders’ equity decreased, mainly due to the restatement of shareholders’ equity following a change in accounting principles that was implemented during the second quarter, and dividends paid. On August 9th 2007, AEGON announced that it initiated the purchase of EUR 1 billion of its common shares before the end of the year. In September 2007, AEGON N.V. issued USD 1 billion Junior Perpetual Capital Securities.

Shareholders’ equity

Shareholders’ equity was EUR 17,424 million at June 30, 2007, compared to EUR 18,605 million at December 31, 2006. Net income of EUR 1,362 million was offset mainly by, a decrease in the revaluation reserve of EUR 1,364 million, a decrease in the foreign currency translation reserve of EUR 254 million and dividend payments.

Debt funding and liquidity

AEGON’s funding strategy continues to be based on assuring excellent access to international capital markets at low costs. As part of this strategy, AEGON aims to offer institutionally targeted debt securities and to maintain excellent access to retail investors, as witnessed by the successful issuance of junior perpetual capital securities during recent years. AEGON’s focus on the fixed income investor base continues to be supported by an active investor relations program to keep investors well informed on AEGON’s strategy and results. Most of AEGON’s external debt is issued by the parent company, AEGON N.V., as well as a limited number of other AEGON companies whose securities are guaranteed by AEGON N.V. AEGON N.V. has employed its regular access to the capital markets through transactions issued under its USD 6 billion Euro Medium Term Notes Program. AEGON N.V. also has access to US markets through a separate US shelf registration. AEGON N.V.’s and AEGON Funding Corp.’s (guaranteed by AEGON N.V.) combined USD 4.5 billion Euro and US Commercial Paper Program facilitates access to domestic and international money markets, when required. AEGON maintains back-up credit facilities to support outstanding amounts under its Commercial Paper Programs. The principal arrangement is a USD 5 billion syndicated facility, of which USD 3 billion acts as a back-up facility maturing in 2012, and USD 2 billion acts as LOC Facility maturing in 2014 and is extendable until 2017. At December 31, 2006, AEGON N.V. had EUR 2.0 billion outstanding under its Medium Term Notes Program and no amounts under its Commercial Paper Programs.

Borrowings not related to capital funding of insurance activities mainly include operational funding of US regulation XXX and guideline AXXX redundant reserves, funding of mortgage warehousing activities, short-term funding of cash and collateral management activities, and the proportional amount of other borrowings not immediately deployed for capital management activities. In April 2007, LICA Holdings LCC, a US subsidiary, issued USD 500 million of floating rate guarantee notes due in 2037. At June 30, 2007, these borrowings amounted to EUR 2.7 billion (December 31, 2006: EUR 1.6 billion).

Internal distributions may be subject to (local) regulatory requirements. Each business unit further controls its liquidity by closely managing the liquidity of its investment portfolio. The duration profile of AEGON’s capital leverage is managed in line with the duration of surplus assets related to investments in its subsidiaries, subject to liquidity needs, capital, and other requirements. Of AEGON’s total capital leverage at June 30, 2007, approximately EUR 0.9 billion matures within three years and EUR 5.0 billion is perpetual or matures after five years. AEGON considers its working capital, backed by the external funding programs and facilities, to be amply sufficient for the group’s present requirements.

vii Application of Critical Accounting Policies – US GAAP

Reserve for Guaranteed Minimum Benefits and Amortization of Deferred Policy Acquisition Cost,

including Value of Business Acquired

The application of these accounting policies is discussed in “Application of Critical Accounting Policies – International Financial Reporting Standards”. The primary difference in applying these accounting principles for US GAAP accounting purposes is that for the flexible premium insurance products and investment contracts in the Netherlands and the United Kingdom, an annual unlocking as described for the Americas is performed and the reserves in the United Kingdom are adjusted to equal the contract holder balance.

Impairment of debt securities

The same monitoring practices and evaluation process as described in “Application of Critical Accounting Principles – IFRS” is followed. The practices described are those followed by AEGON USA and AEGON The Netherlands, as 80% of the unrealized loss exposure is in the US and NL portfolio.

If it is probable that the investor will be unable to collect all amounts due according to the contractual terms of a debt security not impaired at acquisition, an other-than-temporary-impairment (OTTI) shall be considered to have occurred. If the decline in fair value is judged to be OTTI, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings (that is, accounted for as a realized loss). Fair value is first based on quoted market prices in an active or less active market. If this approach is not applicable, the fair value is modeled by evaluating such factors as liquidity, capital structure issues, cash flow generating capability and conservative expectations as to future results. The fair value also incorporates independent third party valuation analysis.

Write offs on impaired debt instruments can be partially or fully reversed under IFRS if the value of the impaired assets increases. Such reversals are not allowed under US GAAP.

Pension expense

Statement of Financial Accounting Standards (“SFAS”) 87, “Employees Accounting for Pensions” (“SFAS 87”), is applied to the pension plans of the Group. SFAS 87 calculations require several assumptions, including future performance of financial markets, future composition of the work force and best estimates of long-term actuarial assumptions. The expected return on plan assets is calculated using a moving average for the plan assets. In a period of market decline, this moving average is higher than the fair value of the assets. The difference between the expected return reflected in the income statement and the actual return on the assets in a certain year is deferred. Deferred gains or losses are amortized to the income statement applying a corridor approach. The corridor is defined as 10% of the greater of the moving average value of the plan assets or the projected benefit obligation. To the extent that the prepaid pension costs at the beginning of the year exceed the moving average asset value less the pension benefit obligation by more than the 10% corridor, the excess is amortized over the employees’ average future years of service (approximately seven years). The assumptions are reviewed on an annual basis and changes are made for the following year, if required.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”), which requires an employer to recognize the funded status of a benefit plan as an asset or liability in its statement of financial position, measured as the difference between plan assets at fair value and the benefit obligation, and to recognize as a component of accumulated other comprehensive income, net of tax, actuarial gains or losses and prior service costs or credits that arise during the period, but which are not recognized as components of net periodic benefit cost pursuant to SFAS 87, or SFAS 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” The standard also requires that plan assets and benefit obligations be measured as of the annual balance sheet date. SFAS 158 was effective for fiscal years ending after December 15, 2006, with certain exceptions not applicable to AEGON; therefore, the provisions of SFAS 158 were adopted effective December 31, 2006. The adoption of SFAS 158 did not affect AEGON’s results of operations or liquidity as SFAS 158 does not affect the determination of net periodic pension costs. The effect on shareholders’ equity of adopting SFAS amounted to EUR 855 million and has been presented on a separate line in the reconciliation.

Goodwill

Pursuant to SFAS 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), goodwill is reviewed and tested for impairment under a fair value approach. Goodwill must be tested for impairment at least annually or more frequently as a result of an event or change in circumstances that would indicate an impairment charge may be necessary. Impairment testing requires the determination of the fair value for each of our identified reporting units. The reporting units identified for AEGON based upon the SFAS 142 rules include: AEGON USA, AEGON Canada, AEGON The Netherlands, AEGON UK insurance companies and AEGON UK distribution companies, other countries and Transamerica Finance Corporation.

The fair value of the insurance operations is determined using valuation techniques consistent with market appraisals for insurance companies, a discounted cash flow model requiring assumptions as to a discount rate, the value of existing business and expectations with respect to future growth rates and term. For our non-insurance operations, fair value was determined using a discounted cash flow analysis. The valuation utilized the best available information, including assumptions and projections considered reasonable and supportable by management. The assumptions used in the determination of fair value involve significant judgments and estimates. The discount rates used are believed to represent market discount rates, which would be used to value businesses of similar size and nature.

The fair value of the insurance operations in the Americas was determined using discounted cash flow valuations techniques consistent with market appraisals for insurance companies. This model utilized various assumptions, with the most significant and sensitive of those assumptions being a 9% discount rate and 15 years of projected annual new business production increases of 2%. A sensitivity analysis was performed using increases in the discount rate of 1% and 2%. There was no goodwill impairment with 1% increase in the discount rate, and approximately USD 375 million of impairment write-off when the risk discount rate was increased by 2%.

viii Certain effects of US GAAP

Net income of EUR 484 million was reported for the first six months of 2007 based on US GAAP, compared to a net income of EUR 894 million over the same period in 2006. The US GAAP net income reflects the same financial statement impacts that were previously described on an IFRS basis.

See Note 1.8 for a discussion of the main differences for net income and shareholders’ equity under IFRS and US GAAP.

DISCLAIMER

Local currencies and constant currency exchange rates

This report contains certain information about our results and financial condition in USD for the Americas, GBP for the United Kingdom, HUF for Hungary and NTD for Taiwan because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

FORWARD LOOKING STATEMENTS

The statements contained in this report that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.